Exhibit 99.2

PROXY STATEMENT

ZOOZ POWER LTD.

4B Hamelacha St.,

Lod, Israel

Extraordinary General Meeting of Shareholders

To be Held on September 19, 2025

This proxy statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”), of ZOOZ Power Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Friday, September 19, 2025, at ~~4~~1:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purposes:

1.	To approve (A) the Subsequent Private Placement (as defined below) and related agreements, transactions and arrangements thereto, forming an integral part thereof, and (B) the amendment of Article 22.1 of the Company’s Articles of Association regarding the minimum and maximum number of directors in connection with the Subsequent Private Placement.

2.	To approve the issuance in excess of 19.99% of the Company’s outstanding Ordinary Shares in connection with the Private Placement at a price per Ordinary Share that is less than the “Minimum Price” under Listing Rule 5635(D) of the Nasdaq Stock Market LLC.

The Board of Directors in its composition prior to the Initial Closing recommended that the shareholders vote “FOR” the proposed resolutions. Messrs. Cohen and Zheng have a personal interest in the foregoing proposed resolutions, and have therefore refrained from making a recommendation with respect to the proposed resolutions.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business day on Thursday, September 4, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 4B Hamelacha St., Lod, Israel, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on September 18, 2025, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., ~~10~~7 AM Israel time on September 19, 2025).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on September 18, 2025, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting (i.e., ~~10~~7:00 AM (Israel time) on September 19, 2025); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation. We have engaged Campaign Management, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support for a fee of $11,500 plus out-of-pocket expenses and customary disbursements.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Campaign Management:

Strategic Stockholder Advisor and Proxy Solicitation Agent

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-844-410-4009

Email: info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Friday, September 26, 2025, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the adjourned meeting within 30 minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only shareholders of record at the close of business on Thursday, September 4, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

In accordance with applicable Israeli law, the approval of Item No. 1(A) on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of such items are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective item (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In accordance with Section 22.9 of the Articles, the approval of Item No. 1(B) on the agenda for the Meeting requires the affirmative vote of the holders of a majority of sixty-six and two thirds percent (66 2/3%) or more of the votes cast by the holders of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System voting in person or by proxy (including by voting deed), not taking into account any abstentions.

In accordance with the provisions of Section 4 of the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), the approval of Item No. 2 on the agenda for the Meeting shall be made in accordance with the requirements of applicable U.S. law, as further detailed in Item No. 2, and requires the affirmative vote of the majority of the Ordinary Shares voting on the this item at the Meeting in person, by proxy or through the Electronic Voting System; provided, however, that under the applicable listing rules of the Nasdaq Stock Market LLC (“Nasdaq”), the Initial Shares, including Ordinary Shares issuable pursuant to exercise of the Initial Pre-Funded Warrants, are not entitled to vote on Item No. 2.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Item No. 1(A), the term “controlling shareholder” also includes a person who holds twenty-five percent (25%) or more of the voting rights in the general meeting of the Company if there is no other person who holds more than fifty percent (50%) of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds five percent (5%) or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Item No. 1(A), every voting shareholder is required to deliver a written notice to the Company whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 1(A), please deliver a written notice to the Company’s Chief Financial Officer, Ms. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of August 12, 2025 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current eight members of the Board of Directors, the Company defines an additional three individuals to be Office Holders.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of August 12, 2025. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Keyarch Global Sponsor Limited(2)	2,614,800	16.12%
Y.D More Investments Ltd.(3)	721,999	5.04
All Office Holders, including directors, as a group (consists of 11 persons)(4)	650,416	4.56%

(1)	Based upon 13,606,242 Ordinary Shares issued and outstanding as of August 12, 2025; does not include 4,000,000 ZOOZ earn out shares that may be issued upon conversion of ZOOZ earnout rights and does not include Pre-Funded Warrants.

(2)	Based upon information provided by the shareholder in its Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (“Keyarch”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants held by Keyarch. The warrants are exercisable beginning 30 days after completion of the business combination pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch Acquisition Corporation, ZOOZ and the other parties to the Business Combination Agreement, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Fang Zheng is a director and the majority shareholder of Keyarch and therefore could be deemed to be the beneficial owner of all of the securities of the Company held of record by Keyarch. Based upon such Schedule 13D, Fang Zheng disclaims any beneficial ownership of the reported shares held by Keyarch other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to Keyarch if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement. The principal business and principal office address of Mr. Zheng is as follows: c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of Keyarch is as follows: 275 Madison Avenue, 39th Floor, New York, New York 10016.

(3)

The information presented in pursuant to a Schedule 13G/A filed with the SEC on March 25, 2025 by Y.D More Investments Ltd. (“Y.D. More”), More Provident Funds and Pension Ltd. (“More Provident”), B.Y.M. Mor Investments Ltd. (“B.Y.M.”), Eli Levy, Yosef Levy, Benjamin Meirov, Yosef Meirov, Michael Meirov, and Dotan Meirov (collectively, the “Reporting Persons”).

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov, (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof. More Provident directly holds all of the ZOOZ ordinary shares reported in the abovementioned Schedule 13G/A and shares beneficial ownership with the other Reporting Persons due to the relationships among the Reporting Persons described above.

(4)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by Keyarch as detailed in footnote (2) above.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published in a report on Form 6-K that the Company will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Item no. 1(A)To approve THE SUBSEQUENT PRIVATE PLACEMENT AND RELATED AGREEMENTS, transactions and arrangements thereto, forming an integral part thereof

Background

On July 29, 2025, the Company entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement (the “Initial Private Placement”) with certain institutional and other accredited investors for the purchase of 1,000,000 Ordinary Shares (the “Initial Shares”), and in lieu of Ordinary Shares to certain investors that so chose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to acquire up to 1,500,000 Ordinary Shares (the “Initial Pre-Funded Warrants”) and warrants to acquire up to 5,000,000 Ordinary Shares (the “Ordinary Warrants”), for an aggregate purchase price of $5,000,000. The closing of the Initial Private Placement occurred on July 31, 2025 (the “Initial Closing”). The Company is utilizing a portion of the net proceeds from the Initial Private Placement to repay a portion of its outstanding promissory notes and the remainder for general corporate purposes as shall be determined by the Board of Directors in its sole discretion.

On July 29, 2025, the Company entered into an additional Securities Purchase Agreement (the “Subsequent Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) for a private placement (the “Subsequent Private Placement” and together with the Initial Private Placement, the “Private Placement”) with certain institutional and other accredited investors (the investors in the Private Placement, the “Purchasers”) for the purchase of 170,485,350 Ordinary Shares (the “Subsequent Shares” and together with the Initial Shares, the “Shares”) and in lieu of Ordinary Shares to certain investors that so chose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to acquire up to 5,000,000 Ordinary Shares (the “Subsequent Pre-Funded Warrants” and together with the Initial Pre-Funded Warrants, the “Pre-Funded Warrants”), for an aggregate purchase price of approximately $180,000,000 from the Private Placement, before deducting fees to the placement agent and offering expenses payable by the Company. The closing of the Subsequent Private Placement is expected to occur on the second business day following the date of the Meeting (subject to shareholder approval) (the “Subsequent Closing”), subject to customary closing conditions. The Company intends to use the majority of the net proceeds from the Subsequent Private Placement to execute on its new cryptocurrency treasury program, by building a reserve of bitcoin, as further detailed below and as disclosed in the Company’s report on Form 6-K filed with the SEC on July 29, 2025 (the “Announcement 6-K”), with the remaining portion of the net proceeds to repay a portion of its outstanding promissory notes and for general corporate purposes as shall be determined by the Board of Directors in its sole discretion.

The Initial Pre-Funded Warrants are exercisable upon their issuance, and will not expire until exercised in full. The Subsequent Pre-Funded Warrants will be exercisable following the shareholder approval at the Meeting and will not expire until exercised in full. The initial exercise price of the Pre-Funded Warrants is $0.001 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder to a maximum of 19.99% pursuant to the requirements of applicable rules (the “Ownership Cap”).

The Ordinary Warrants are exercisable commencing on the date of the Meeting (subject to shareholder approval) (the “Initial Exercise Date”) and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Ordinary Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

Also on July 29, 2025, the Company entered into a Registration Rights Agreement with the Purchasers under each of the Purchase Agreements. In connection with the Initial Purchase Agreement, the Company entered into a Registration Rights Agreement relating to the resale of the Initial Shares and the Ordinary Shares underlying the Initial Pre-Funded Warrants along with a second Registration Rights Agreement relating to the Ordinary Shares underlying the Ordinary Warrants (the “Initial Registration Rights Agreements” and the “Subsequent Registration Rights Agreement,” respectively, and together, the “Registration Rights Agreements”), which provides that the Company will register with the SEC the resale of the (i) Initial Shares and the Ordinary Shares issuable upon exercise of the Initial Pre-Funded Warrants no later than 10 business days following the date of the Initial Closing and (ii) Ordinary Shares issuable upon exercise of the Ordinary Warrants along with the Subsequent Shares and Ordinary Shares issuable upon exercise of each of the Subsequent Pre-Funded Warrants no later than 5 business days following the date of the Meeting (subject to shareholder approval of Items No. 1 and 2). The Company has agreed to use its commercially reasonable efforts to have the registration statements declared effective as soon as practicable after being filed, subject to certain exceptions. The Company has also agreed to, among other things, indemnify each Purchaser, its officers, directors, agents and each person who controls such Purchaser under the registration statement from certain liabilities and pay all reasonable expenses (excluding any underwriting discounts and commissions) incident to the Company’s obligations under the Registration Rights Agreement.

The Private Placement, including all agreements, transactions and arrangements related thereto, as detailed in this Proxy Statement, was approved by the Board of Directors in the composition in effect prior to the Initial Closing.

Chardan Capital Markets LLC (“Chardan”) is acting as placement agent to the Company in connection with the Private Placement.

The Company faces significant challenges in the market for its legacy EV ultra-fast charging infrastructure and related operations, including increasing competition, the need for substantial capital investments, and a relatively slow pace of new technology adoption. This situation necessitates a fundamental strategic shift to ensure the Company’s continued existence and growth.

At the business level, the Company has identified the cryptocurrency market, particularly bitcoin as a reserve asset, as a field with substantial growth potential and significant relative advantages. Entering this domain allows the Company to diversify its operations and reduce reliance on its legacy core market.

At the financial level, the Company requires substantial capital raising to ensure its continued operations and to fund its strategic transition. Given market conditions and the Company’s position in its legacy core market, the Company faced substantial challenges in previous capital raising efforts. Based on the above, the Company views the Private Placement as the viable solution that has materialized, enabling the Company to inject crucial capital, secure its liquidity, and finance its new bitcoin strategy. Failure to approve this transaction could lead to insufficient funds for ongoing operations, drastic operational cutbacks, and even cessation of the Company’s activities, as further detailed below.

The Private Placement, if approved, will dramatically increase the Company’s capital base, enable it to implement its new bitcoin strategy, and enhance its ability to raise additional financing in the future. Furthermore, the investment from strategic players with expertise in the cryptocurrency space signifies a strong vote of confidence in the Company and its new direction, which is expected to positively impact the share price in the long term. The transaction also includes mechanisms for further investment (such as warrants), which will further strengthen the Company’s capital base.

In connection with the Company’s launch of its new cryptocurrency treasury strategy, the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis, subject to market conditions and its anticipated cash needs. The Company’s strategy includes acquiring and holding bitcoin using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin, such as in the Private Placement. The Company has not set any specific target for the amount of bitcoin it seeks to hold, and the Company will continue to monitor market conditions in determining whether to engage in additional bitcoin purchases. This overall strategy also contemplates that the Company may periodically sell bitcoin for general corporate purposes or in connection with strategies that generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by its bitcoin holdings, and consider pursuing strategies to create income streams or otherwise generate funds using its bitcoin holdings.

For additional information regarding the Company’s new cryptocurrency treasury strategy, including overview of the bitcoin industry and market, execution of bitcoin transactions, custody of the Company’s bitcoin, the Company’s legacy EV ultra-fast charging infrastructure and related operations and risks related to the Company’s bitcoin treasury strategy, see the Announcement 6-K.

Certain Parties Participating in the Private Placement

The Initial Private Placement was entered into between the Company and each of ATW HODL Strategies SPV LLC and Blue Horizon Consulting LLC.

The Subsequent Private Placement was entered into between the Company and various institutional accredited investors.

Relationships between certain of the institutional accredited investors, Chardan and/or the Sponsor

Alberto Franco

Alberto Franco has committed to invest $500 thousand in the Company in the Subsequent Private Placement. As described further below, Mr. Franco is nominated to serve as a Class A director to hold office following the date of the Meeting until the next Annual Meeting at which such Class is brought for re-election and a successor has been elected and qualified or until such earlier time as his office is vacated. Mr. Franco is also a director of Immutable Holdings Inc., which is a publicly traded blockchain holding company that Jordan Fried founded in December 2020 and which Mr. Fried currently serves as Chairman and Chief Executive Officer.

ATW HODL Strategies SPV LLC

ATW HODL Strategies SPV LLC, a Delaware limited liability company, an investor in the Initial Private Placement, has committed to invest $19.0 million in the Company in the Subsequent Private Placement and is entitled to participate in certain distributions of the Sponsor (as defined below). Kerry Propper is a managing member of the entity that is the manager of ATW HODL Strategies SPV LLC and is also an indirect investor in such entity. Mr. Propper is also a co-founder and the Executive Chairman of Chardan, which is acting as the Company’s placement agent in connection with the Private Placement and is the Company’s sales agent with respect to its existing “at-the-market” offering facility. Mr. Propper does not have voting or dispositive power over any securities that Chardan may receive as the Company’s placement agent.

Blue Horizon Consulting LLC

Blue Horizon Consulting LLC, a Puerto Rican limited liability company (“Blue Horizon”), is an investor in the Initial Private Placement and is wholly-owned by Happy Walters. As described further below, Mr. Walters is a partner of the Sponsor and has sole voting and dispositive power over the securities held by the Sponsor. Mr. Walters is also a director of Immutable Holdings Inc., which is a publicly traded blockchain holding company that Jordan Fried founded in December 2020 and which Mr. Fried currently serves as Chairman and Chief Executive Officer.

Jonas Grossman

Jonas Grossman is the President and a partner of Chardan, which is acting as placement agent in connection with the Private Placement and is the Company’s sales agent with respect to its existing “at-the-market” offering facility. In connection with the Subsequent Private Placement, and subject to shareholder approval as described in this proxy statement, Mr. Grossman is nominated to serve as a Class II director to hold office following the date of the Meeting until the next Annual Meeting at which such Class is brought for re-election and a successor has been elected and qualified or until such earlier time as his office is vacated. As described further below, Mr. Grossman is a partner of the Sponsor, but has no voting or dispositive power over the securities held by the Sponsor.

Jordan Fried

FRIED LLC, a Puerto Rican limited liability company, has committed to invest $3 million in the Company in the Subsequent Private Placement and is wholly-owned by Jordan Fried. As of the Initial Closing, Mr. Fried serves as our new Chief Executive Officer and a director. Mr. Fried is nominated to serve as a Class III director to hold office following the date of the Meeting until the next Annual Meeting at which such Class is brought for re-election and a successor has been elected and qualified or until such earlier time as his office is vacated. Mr. Fried is a partner of the Sponsor, but has no voting or dispositive power over the securities held by the Sponsor.

Keywise Discovery Master Fund

Keywise Discovery Master Fund (“Keywise”), a Cayman Island fund, has committed to invest either $8 million in the Subsequent Private Placement in exchange for Ordinary Shares (of which an amount of $2 million may be paid in exchange for Pre-Funded Warrants, if so chosen by Keywise). The general partner of Keywise is Keywise Capital Management, a Cayman Island company controlled by Mr. Fang Zheng, who also serves as of the fund manager of Keywise.

Mr. Zheng is one of our directors, who as of the date of this Proxy Statement holds approximately 2,369,550 Ordinary Shares representing 17.4% of our issued and outstanding share capital (Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited) is also one of the Purchasers in the Subsequent Private Placement. The Ordinary Share ownership figure disclosed above does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to Keyarch if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement.

Sponsor

As detailed below, contemporaneously with the execution of the Purchase Agreements, the Company entered into the Sponsor Support Agreement (as amended, the “Sponsor Support Agreement”) with the sponsor named therein (the “Sponsor”). The Sponsor is managed by a limited liability company that is comprised of three members: Happy Walters, Jordan Fried and Jonas Grossman, whose relationships with us and/or Chardan are described above. Mr. Walters has sole voting and dispositive power over the securities held by the Sponsor.

The Subsequent Private Placement

As detailed above, on July 29, 2025, the Company entered into the Subsequent Purchase Agreement for the Subsequent Private Placement with certain institutional and other accredited Purchasers for the purchase of the 170,485,350 Subsequent Shares and in lieu of Ordinary Shares to certain investors that so chose (or are required, for the purpose of not exceeding the Ownership Cap), Subsequent Pre-Funded Warrants.

The Subsequent Private Placement, including the issuance of the Subsequent Shares and Subsequent Pre-Funded Warrants, and the Ordinary Shares underlying the Subsequent Pre-Funded Warrants, is now brought for shareholder approval in accordance with the provisions of Section 275 of the Companies Law, since the Subsequent Private Placement constitutes a “transaction with a controlling shareholder” as defined in Sections 268 of the Companies Law, and in accordance with Section 275 of the Companies Law.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder holding 25% or more of the company’s outstanding voting rights if no other person holds more than 50% of the voting rights. In addition, the “holdings” of any two or more shareholders who each have a personal interest in the proposal brought for shareholder approval shall be counted together. Since each of the Purchasers who participated in the Initial Private Placement and Mr. Fang Zheng (through Keywise) has committed to participate in the Subsequent Private Placement, as detailed above, and since as of the date of this Proxy Statement, such persons and entities jointly hold 4,593,559 Ordinary Shares (in the aggregate), constituting 33.8% of the Company’s outstanding voting rights, the Subsequent Private Placement is defined as a “transaction with a controlling shareholder” under the Companies Law.

The Sponsor Support Agreement and the Sponsor Rights Agreement

General

Contemporaneously with the execution of the Purchase Agreements, the Company entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to provide the Sponsor Services to the Company in consideration for, among other things, the equity consideration set forth therein. In addition, the Company and the Sponsor entered into the Sponsor Rights Agreement (the “Sponsor Rights Agreement”), which provides the Sponsor with certain director nomination rights and provides that the Sponsor shall be eligible to receive certain information from the Company, subject to the terms of a confidentiality agreement. For additional information regarding the Sponsor Support Agreement and Sponsor Rights Agreement, please see the Announcement 6-K.

Sponsor Consideration Under the Sponsor Support Agreement

In addition to the equity consideration, the Sponsor shall be entitled to the following consideration under the Sponsor Support Agreement:

Advisory Fee

Pursuant to the terms of the Sponsor Support Agreement, the Sponsor shall be entitled to receive, on a quarterly basis, an advisory fee equal to 0.125% of the value of the crypto-currency assets held by the Company, plus VAT (if applicable), as determined by the Sponsor in a commercially reasonable manner and in good faith by reference to Coinbase, or such other pricing source(s) as agreed between the Sponsor and the Company from time to time.

Additional Equity Consideration

Subject to shareholder approval, at, and as part of the completion of, the Subsequent Closing, the Company shall sell to the Sponsor that number of Units (as defined below) that is equal to 5% of the total number of Ordinary Shares outstanding on a fully-diluted, as converted basis, as have been or are being issued by the Company (whether as Ordinary Shares or other securities convertible, exchangeable or otherwise exercisable into Ordinary Shares) following the completion of the Subsequent Closing. The purchase price per Unit will be the greater of: (x) U.S. $0.01 and (y) the then-existing nominal (par) value of an Ordinary Share. Each “Unit” will consist of one Ordinary Share and (y) three warrants, each to purchase one Ordinary Share as further described below; provided, however, that in no event shall such issuance cause the Sponsor to exceed a beneficial ownership of greater than 4.99% of the Company, and any Ordinary Shares to be issued to Sponsor in excess of such 4.99% shall instead be issued in the form of pre-funded warrants (the “Sponsor Pre-Funded Warrants”), which are substantially similar to the terms of the Pre-Funded Warrants.

The Sponsor Warrants, issued in three tranches, will be exercisable commencing on the Initial Exercise Date and may be exercised for 5 years from the Initial Exercise Date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Sponsor Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Sponsor Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

Future Equity Grants

The Company has also agreed that in the event of certain equity or equity-linked financings during the term of the Sponsor Support Agreement, the Sponsor shall be entitled to receive, in connection with such financing, grants of equity in the form of Ordinary Shares (or pre-funded warrants in lieu thereof) equal to 5% of the number of Ordinary Shares issued or issuable (i.e., whether as Ordinary Shares or other securities convertible, exchangeable or otherwise exercisable into Ordinary Shares) pursuant to such financing or otherwise since the last financing resulting in a grant of equity to the Sponsor.

Registration Rights

The Company has agreed that the Sponsor shall be granted certain registration rights with respect to the securities to be issued to the Sponsor pursuant to the Sponsor Support Agreement.

Term

The Sponsor Support Agreement shall continue for an initial term of 10 years and will terminate as permitted therein.

Required Approvals

As of the date of this Proxy Statement, each of Mr. Jonas Grossman and Mr. Jordan Fried is a partner of the Sponsor and, as such, beneficially holds, in the aggregate, approximately 25% of the Sponsor. Since Mr. Fried serves as our new Chief Executive Officer and a director as of the Initial Closing and as it is proposed to approve the appointment of Mr. Grossman and Mr. Fried as a Class II director and Class III director, respectively, in connection with the Private Placement as further detailed below, and while the Company determined that there is substantial doubt as to whether the arrangements detailed above constitute “terms of office and service” of Office Holders, as further detailed below, the Company determined, for cautionary purposes, to classify its engagement with the Sponsor in the Sponsor Support Agreement and Sponsor Rights Agreement, an engagement with Office Holders relating to terms of office and service. As such, the Sponsor Support Agreement and Sponsor Rights Agreement were approved by our compensation committee (the “Compensation Committee”) and the Board of Directors, and our shareholders are now being asked to approve these agreements as part of the approval of the Subsequent Private Placement.

Pursuant to the Sponsor Support Agreement, the Sponsor will use commercially reasonable efforts to provide strategic advisory services related to the Company’s new cryptocurrency treasury strategy. The strategic advisory services relate to the digital asset ecosystem, including Bitcoin and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services and other strategic advice regarding the Company’s digital assets treasury operations. The Sponsor will continue to assist with the Company’s initial establishment of these operations (including advice as to its selection of the vendors through which the Company’s will conduct these operations) and will assist the Company’s ongoing management of these operations and changes related thereto.

Considerations taken by the Compensation Committee and the Board of Directors (each as in effect prior to the Initial Closing) when approving the Sponsor Support Agreement and Sponsor Rights Agreement

In assessing the proposed terms of the consideration described above, the Compensation Committee and the Board of Directors reviewed benchmark data of other Nasdaq-listed companies that have undergone similar business transitions, for consideration paid to sponsors (or other parties in similar position or providing similar services) in such companies. It is noted that since the Company is the first Israeli Nasdaq and TASE dual-listed company to engage in a transaction similar to the Transaction and to implement a long-term strategic bitcoin treasury, this benchmark data was of non-Israeli Nasdaq-listed companies.

Another factor included the experience of the Sponsor’s partners and investors in guiding or otherwise participating in the development or implementation of crypto treasury strategies and other crypto-related ventures publicly-traded and private companies.

Consideration was also made of the Sponsor’s demonstration of its crypto-related knowledge through the services initially provided by the Sponsor to assist the Company with its evaluation and preliminary planning with respect to the possible implementation of a bitcoin treasury strategy. The Sponsor’s continued contribution of knowledge and services were viewed as necessary for the Company’s successful transformation of its business and establishment and execution of its new cryptocurrency treasury strategy. The Compensation Committee and the Board of Directors also considered the value of the suggested equity consideration to be paid to the Sponsor as detailed above, calculated based on the price of our Ordinary Shares on August 12, 2025, which is approximately $3,184,260.

The Compensation Committee and the Board of Directors also evaluated the Sponsor’s proposed consideration terms in relation to the internal pay ratios in the Company, including the compensation of other senior executives, and considered the proposed terms of the consideration described above in relation to the Company’s compensation policy currently in effect (the “Compensation Policy”) and noted that while the value of the proposed terms exceeds the caps included in the Compensation Policy, such terms are nonetheless beneficial to the Company, given the Sponsor’s identity and track record as detailed above and the importance of the Sponsor and the Sponsor Services to the Company’s transformation of its business and establishment and execution of its new cryptocurrency treasury strategy.

It is also noted that the Compensation Policy was adopted by the Company in 2021, when the Company was listed for trading only on the TASE, and was not updated following the Company’s dual-listing on the Nasdaq to better tailor it for a Nasdaq-listed company. Therefore, the Compensation Committee and the Board of Directors do not view the Compensation Policy and caps included therein as suitable for a company undergoing a substantial transition in its business strategy, which requires specific expertise and talent in a rapidly evolving market with high competition over such talent, like the Company.

The Compensation Committee and the Board of Directors also carefully considered the nature of the services in question and concluded that there is substantial doubt as to whether these arrangements constitute “terms of office and service” of Office Holders that would be subject to the Compensation Policy. This doubt arises, among other reasons, from the fact that the relevant terms were agreed upon prior to the actual appointment of Mr. Fried and Grossman as Office Holders, and from uncertainty as to whether the character of the services is inherently related to Office Holder terms.

In addition, when considering the proposed consideration terms as detailed above, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of the Sponsor, considering the size of the Company and the scope, complexity and nature of its operations, and information regarding the transition process of its business; (ii) the Sponsor’s qualifications, expertise and extensive experience in the cryptocurrency industry, including its expertise in guiding public and private companies in the development and implementation of crypto strategies; (iii) the information included in the benchmark information referred to above; and (iv) market compensation trends, including in situations where sponsors (or other parties in similar position or providing similar services) provided services to companies undergoing similar business transitions like the Company.

After evaluating the considerations above, our Compensation Committee and the Board of Directors determined that the proposed consideration terms for the Sponsor as detailed above are reasonable, appropriate and for the benefit of the Company.

New CEO Terms of Office and Service

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, including in their role as chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In connection with the appointment of Mr. Fried as the Company’s new CEO and a member of the Board of Directors, our Compensation Committee and the Board of Directors are bringing to the approval of our shareholders Mr. Fried’s terms of office and service.

Mr. Fried currently serves as Chairman and Chief Executive Officer of Immutable Holdings Inc., a publicly traded blockchain holding company he founded in December 2020, which owns and operates a portfolio of web3 businesses including NFT.com, 1-800-Bitcoin, and Immutable Asset Management. Mr. Fried is also a founding member of the Hedera Hashgraph network, where he served as Senior Vice President of Business Development from July 2017 until November 2020, and was instrumental in establishing Hedera’s early governance council and enterprise partnerships. Earlier in his career, Mr. Fried co-founded Buffered VPN, a cybersecurity startup that was later acquired, and has been an active angel investor in numerous crypto, fintech, and internet infrastructure companies. He is a frequent speaker at blockchain and technology conferences around the world and has contributed thought leadership to discussions on decentralization, digital identity, and tokenized assets. Mr. Fried holds a B.A. in International Business from the State University of New York at Buffalo.

There is no family relationship between Mr. Fried and any other director or executive officer of the Company. As discussed above, Mr. Fried is a partner of the Sponsor.

In connection with his appointment as our new CEO, Mr. Fried entered into a Consulting Agreement with the Company (the “Consulting Agreement”), pursuant to which Mr. Fried shall provide management services to the Company and serve as its CEO. The Consulting Agreement shall be for an unlimited term, unless terminated by either party by giving the other party prior written notice of 90 days (and may also be terminated immediately by the Company upon the occurrence of certain customary events).

Compensation

In consideration for his services, the Company will pay Mr. Fried $1.00 per year and will grant him, subject to shareholder approval at this Meeting and in connection with the Subsequent Closing, equity-based compensation in the form of performance-based restricted stock units constituting 5% of all outstanding shares of the Company (on a fully-diluted basis) as of the date of grant (which shall be the date of the Subsequent Closing), and of the Subsequent Shares (the “CEO RSUs”), which as of the date of this Proxy Statement (without taking into account the Subsequent Shares and for illustration purposes only) are equal to 1,675,926 CEO RSUs with respect to 1,675,926 Ordinary Shares, having an aggregate value of approximately $3,184,260.

The CEO RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Fried remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of CEO RSUs for each full calendar month thereafter (such that 100% of the CEO RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested CEO RSUs next scheduled to vest, to the extent any CEO RSUs remain unvested (or, if less than 25% of the CEO RSUs remain unvested, all of the then-remaining unvested CEO RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Share Price Thresholds”), subject to Mr. Fried remaining in service as of the date of achievement of the applicable Share Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00. A Share Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the Ordinary Shares on Nasdaq during a period of 30 consecutive calendar days equals or exceeds the applicable Share Price Threshold.

The CEO RSUs shall be granted under the Company’s 2015 Incentive Compensation Plan (the “Plan”).

Considerations taken by the Compensation Committee and the Board of Directors (each as in effect prior to the Initial Closing) when approving Mr. Fried’s Terms of Office and Service and Employment as the Company’s New CEO

Our Compensation Committee and the Board of Directors believe that Mr. Fried’s proposed terms of office and service and employment as the Company’s new CEO, as detailed above, are in the Company’s best interests, although exceeding the caps included in the Compensation Policy. With respect to the CEO RSUs, our Compensation Committee and the Board of Directors considered, among other things, the importance of motivating and incentivizing Mr. Fried through the grant of equity, a compensation element which includes vesting over a total of 4 years, thus having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such equity grant on the dilution level of the shareholders.

Further, the Compensation Committee and the Board of Directors believe that the grant of the CEO RSUs is more beneficial to the Company, in light of, among other things, market practice for international companies to grant equity awards in the form of RSUs, which are less sensitive to market fluctuations and maintain an interest in the Company’s success also when the company’s market price declines. In addition, the Compensation Committee and the Board of Directors determined that the proposed CEO RSUs suitably links pay to performance, especially in light of the inclusion of mandatory performance targets thereunder, aligns Mr. Fried’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

It is also noted that, as mentioned above, the Compensation Policy was adopted by the Company in 2021, when the Company was listed for trading only on the TASE, and was not updated following the Company’s dual-listing on the Nasdaq to better tailor it for a Nasdaq-listed company. Therefore, the Compensation Committee and the Board of Directors do not view the Compensation Policy and caps included therein as suitable for a company undergoing a substantial transition in its business strategy, which requires specific expertise and talent in a rapidly evolving market with high competition over such talent, like the Company.

In addition, when considering the proposed compensation terms as detailed above, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of the CEO, considering the size of the Company and the scope, complexity and nature of its operations and information regarding its strategic business transition process; (ii) Mr. Fried’s education, qualifications, expertise and extensive experience in the cryptocurrency industry; (iii) benchmark data of other Nasdaq-listed companies that have undergone similar business transitions, for consideration paid to the CEO; (iv) market compensation trends, including in situations where companies have undergone strategic business transitions; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the CEO and the Company’s performance, while protecting the interests of the Company and its shareholders; (vi) the compensation of the rest of the Company’s employees and, particularly, the ratio to the average compensation and the median compensation of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company, and (vii) the importance of providing competitive compensation to Mr. Fried in his position as the Company’s CEO in order to retain talented and essential executives such as Mr. Fried, the estimation of Mr. Fried’s expected contribution and the importance of Mr. Fried to the Company’s strategic turnaround and future fundraising.

After evaluating the considerations above, the Compensation Committee and the Board of Directors determined that the proposed terms of office and service of Mr. Fried in his position as the Company’s CEO, as detailed above, are reasonable, appropriate and for the benefit of the Company.

The Articles Amendment

Increase in Authorized Share Capital

In connection with the consummation of the Subsequent Private Placement and the issuance of all securities thereunder (including the exercise of any Warrants), the entry by the Company into the Sponsor Support Agreement and the Consulting Agreement and issuance of all securities thereunder and the issuance of the Placement Agent Compensation, all as detailed above, the Board of Directors (as in effect prior to the Initial Closing) has approved an amendment to the Articles, in order to increase the Company’s authorized share capital from NIS 100,000 divided into 34,973,575 Ordinary Shares to NIS 2,860,000 divided into 1,000,000,000 Ordinary Shares, as set forth in the Amended and Restated Articles of Association of the Company attached to this Proxy Statement as Exhibit A (the “Amended Articles”).

Company Name Change

In addition, it is proposed to approve a change in the Company’s name from ZOOZ Power Ltd. to ZOOZ Strategy Ltd. or such other similar name as the Board of Directors may approve, subject to the approval of the Israeli Registrar of Companies, and to approve a corresponding amendment in the Articles as set forth in the Amended Articles, effective as of the Subsequent Closing.

The Amended Articles, including the Article 22.1 Amendment (as defined below) attached to this Proxy Statement are shown as a “redline” against the current Articles, to reflect all the proposed changes to the current Articles.

Election of Five Directors

The Articles provide that the number of directors may be no less than three and no more than ten (including external directors to the extent required to be appointed to the Board of Directors pursuant to the Companies Law, and independent directors). The Amended Articles provide, subject to shareholder approval thereof, that the number of directors may be no less than six and no more than nine (including external directors to the extent required to be appointed to the Board of Directors pursuant to the Companies Law, and independent directors).

Directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board of Directors pursuant to the requirements of the Companies Law), shall generally be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such Classes at the time such classification becomes effective.

The term of office of (i) the initial Class I directors shall expire at the Annual Meeting (as defined in the Articles) to be held in 2025 and when their successors are elected and qualified, (ii) the initial Class II directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (i) above and when their successors are elected and qualified, and (iii) the initial Class III directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (ii) above and when their successors are elected and qualified. At each Annual Meeting, commencing with the Annual Meeting to be held in 2025, each Nominee or Alternate Nominee (each such terms are defined in the Articles) elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

At the Initial Closing, the Board of Directors appointed Jordan Fried, Samer Haj-Yehia and Todd Thomson to serve on the Board of Directors, effective as of the Initial Closing and until the Meeting (as may be adjourned). In addition, at the Initial Closing, two of our directors, Doron Meir Vadai and Sanqiang (Larry) Wang, respectively, stepped down from service and at the Subsequent Closing 2 additional currently serving directors, Dan Weintraub and Naama Zeldis, will also step down from service (subject to shareholder approval of Item No. 1 of this proxy statement; in the event that this Item No. 1 is not approved by our shareholders at the Meeting, Mr. Weintraub and Mrs. Zeldis will not step down from service and will continue to serve in accordance with their respective terms). Accordingly, the Board of Directors is currently comprised of eight members. Of such eight members, the three directors who were appointed by the Board of Directors at the Initial Closing (Jordan Fried, Samer Haj-Yehia and Todd Thomson) stand for election as members of Class III, Class II and Class II, respectively, and two new nominees (Jonas Grossman and Alberto Franco) are brought for election to the Board of Directors for the first time as members of Class II and Class I, respectively.

At the Meeting, (i) Jordan Fried is nominated for election as Class III director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated, (ii) Samer Haj-Yehia is nominated for election as Class II director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated, (iii) Todd Thomson is nominated for election as Class II director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated, (iv) Jonas Grossman is nominated for election as Class II director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated, and (v) Alberto Franco is nominated for election as Class I director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated.

Following the recommendation of our Nomination and Corporate Governance Committee to the Board of Directors in accordance with Rule 5605(e) of the Nasdaq Listing Rules (“Nasdaq Listing Rules”), it is proposed that each of Jordan Fried, Samer Haj-Yehia, Todd Thomson, Jonas Grossman and Albert Franco be elected as directors in such Classes as detailed above.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company.

We are incorporated in Israel, and, therefore, are generally subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee, an internal auditor and approvals of interested party transactions. These matters are in addition to the requirements of Nasdaq and other relevant provisions of U.S. securities laws applicable to us. Under Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. In accordance with the Alleviation Regulations, we, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Capital Market, may opt out from the requirement of electing and having external directors on the Board of Directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we do not have a controlling shareholder, we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee (the “Opt Out Criteria”). On April 15, 2024, the Board of Directors determined to opt out of the requirement to elect and have external directors and of the rules governing composition of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, since at that time (and since that time) we have complied and continue to comply with the Opt Out Criteria. In accordance with this decision, we currently have no external directors on the Board of Directors and we are subject to the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the Board of Directors and the composition of our audit and compensation committees. Other than Jordan Fried, our incoming Chief Executive Officer, who is a partner of the Sponsor, and Jonas Grossman, who is a partner of the Sponsor and a President of Chardan, the placement agent for the Private Placement and the Company’s sales agent with respect to its existing “at-the-market” offering facility, none of the director nominees has any relationship with the Company that would interfere with their ability to qualify as “independent directors,” as defined under the Nasdaq Listing Rules. In addition, in accordance with the Relief Regulations (as it applies to companies whose shares are traded on certain foreign stock exchanges, including Nasdaq), pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Jordan Fried and Jonas Grossman, as independent in accordance with the Companies Law, as supplemented by the Relief Regulations, as well.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Listing Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of the members of the Audit Committee (Naama Zeldis, Dan Weintraub and Christine Y. Zhao) qualifies as such.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the age of such director as of August 13, 2025, and his service as an executive officer of the Company or as a member of a committee of the Board of Directors are as follows:

Name	Age	Class	Additional Position
Jordan Fried		Nominee for initial term of service as Class III director	Chief Executive Officer
Samer Haj-Yehia(1)		Nominee for initial term of service as Class II director
Todd Thomson(2) (3)		Nominee for initial term of service as Class II director
Jonas Grossman		Nominee for initial term of service as Class II director
Alberto Franco(4) (5)		Nominee for initial term of service as Class I director

(1) Upon election to the Board of Directors, will be a member of the nomination and corporate governance committee together with Avi Cohen and Fang Zheng, who are not up for election at this Meeting.

(2) Upon election to the Board of Directors, will be the chairman of the compensation committee, and shall serve as its member together with Avi Cohen, who is not up for election at this Meeting.

(3) Upon election to the Board of Directors, will be a member of the audit committee, together with Chrstine Y. Zhao, who is not up for election at this Meeting.

(4) Upon election to the Board of Directors, will be the chairman of the audit committee, and shall serve as its member together with Chrstine Y. Zhao, who is not up for election at this Meeting.

(5) Upon election to the Board of Directors, will be a member of the compensation committee, together with Avi Cohen, who is not up for election at this Meeting.

The following are brief biographies of each of the five (5) director nominees, based upon information furnished to us by them:

Jordan Fried. In connection with the Private Placement, Mr. Fried was appointed as our new CEO, effective as of the Initial Closing. In addition, Mr. Fried currently serves as Chairman and Chief Executive Officer of Immutable Holdings Inc., a publicly traded blockchain holding company he founded in December 2020, which owns and operates a portfolio of web3 businesses including NFT.com, 1-800-Bitcoin, and Immutable Asset Management. Mr. Fried is also a founding member of the Hedera Hashgraph network, where he served as Senior Vice President of Business Development from July 2017 until November 2020, and was instrumental in establishing Hedera’s early governance council and enterprise partnerships. Earlier in his career, Mr. Fried co-founded Buffered VPN, a cybersecurity startup that was later acquired, and has been an active angel investor in numerous crypto, fintech, and internet infrastructure companies. He is a frequent speaker at blockchain and technology conferences around the world and has contributed thought leadership to discussions on decentralization, digital identity, and tokenized assets. Mr. Fried holds a B.A. in International Business from the State University of New York at Buffalo. We believe Mr. Fried is well qualified to serve as a director due to his extensive entrepreneurial and investing experience in the blockchain and cryptocurrency industry.

Dr. Samer Haj-Yehia. Dr. Haj-Yehia has served as a member of the board of directors of Lemonade, Inc. since November 2023. Until October 2023, he was the Group Executive Chairman of Bank Leumi, Israel’s largest and oldest bank. Under his leadership since 2019, Leumi became the largest and most efficient bank in Israel, grew its income and profitability, and underwent technological transformation and innovation. While in the US, Dr. Haj-Yehia practiced investment management, trading, and fintech innovation at leading financial institutions, including at Fidelity. He also served as a member of public and government committees, teaches finance and fintech at Reichman University, and is a guest speaker at international conferences. Dr. Haj-Yehia holds a Ph.D. in economics from MIT, and an MBA (summa cum laude), LLB, MA (magna cum laude) in economics, and BA (magna cum laude) in accounting, all from Hebrew University. Dr. Haj-Yehia is a CFA charterholder. We believe Dr. Samer Haj-Yehia is qualified to serve as a director due to his extensive executive and board experience at various companies across multiple industries in Israel and the US.

Todd Thomson. Mr. Thomson has served as a member of the board of directors of Actuate Therapeutics, Inc. since September 2022. Mr. Thomson has served as the Chief Operating and Financial Officer of Kairos Ventures, a venture capital firm, since August 2019. Previously, he co-founded and served as Chairman of Dynasty Financial Partners, an investment and technology platform, from November 2010 to August 2019, and currently serves on the board of directors. Prior to that, Mr. Thomson served as CEO of the Wealth Management Division of Citigroup and previously Chief Financial Officer of Citigroup Inc., an investment bank and financial services corporation, from 1998 to 2007. Mr. Thomson has served on the board of directors and as a member of the audit committee of Sivers Semiconductors, a public technology company, since January 2022, the board of directors of Dragonfly Energy Holdings Corp., a public battery manufacturer, from August 2021 to October 2022, the board of directors of Cyren Ltd., a public cybersecurity company, from November 2011 to July 2021, the board of directors of Cordia Bancorp Inc., a bank holding company, from 2010 to May 2016, and the board of directors and as a member of the Investment Committee for the Davidson College and World Resources Institute Endowments. Mr. Thomson earned his MBA with Distinction in Finance and Strategy from the Wharton School of Business and his BA in Economics from Davidson College. We believe Mr. Thomson is well qualified to serve as a director due to his extensive investing experience and years of executive leadership, financial leadership, and experience in mergers and acquisitions and business strategy.

Jonas Grossman. Mr. Grossman has served as Co-Founder and Partner of Chardan Capital Markets, LLC since December 2003, and has additionally served as President of Chardan since September 2015. Chardan is a privately held investment bank headquartered in New York City that has raised over $100 billion in capital for private and public companies. Through Chardan’s investment banking and capital markets teams, Mr. Grossman led the firm’s development of leading practices in technology, healthcare, digital assets and special purpose acquisition companies. Mr. Grossman has been a founder and member of the board of seven special purpose acquisition companies, of which on four he also has served as Chief Executive Officer and President. Mr. Grossman served on the board of Renovacor before its acquisition by Rocket Pharmaceuticals. Mr. Grossman is Chief Executive Officer of Chardan NexTech Acquisition 2 Corp (Nasdaq: CNTQ), a disruptive technology and healthcare focused SPAC that has announced a pending business combination with Dragonfly Energy, an energy-storage solutions company. He served as the President and Chief Executive Officer of Chardan Healthcare Acquisition 2 Corp. from April 2020 until its merger with Renovacor, Inc. in September 2021. He also served as President and Chief Executive Officer of Chardan Healthcare Acquisition Corp. from March 2018 until its merger in October 2019 with BiomX Ltd. (NYSE: PHGE). He is currently a director of BiomX. Mr. Grossman also serves as the President and Chief Executive Officer of Chardan NexTech Acquisition Corp. and Chardan NexTech Acquisition 2 Corp., each, a special purpose acquisition company. Mr. Grossman was a founder and director of LifeSci Acquisition Corp (Nasdaq: LSAC) from March 2020 until the close of its business combination with Vincera Pharma, Inc. in December 2020. He has served as a director of Ventoux CCM Acquisition Corp (Nasdaq: VTAQ) since December 2020 and CleanTech Acquisition Corp since July 2021. Previously, from 2001 to 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman holds a B.A. in Economics from Cornell University and an M.B.A. from New York University’s Stern School of Business. He has served on the board of directors for UNICEF since December 2016. We believe Mr. Grossman is well qualified to serve as a director due to his extensive board and management experience in business and capital markets.

Alberto Franco. Mr. Franco currently serves as the Chief Executive Officer of 518 STR LLC since September 2022. Mr. Franco founded Franco Partners, Inc. and served as Chief Executive Officer from January 2009 to August 2022. He has also served as a Senior Advisor to Cyrus Capital Partners L.P. since April 2016. Mr. Franco is currently a Director of Immutable Holdings Inc., which is a publicly traded blockchain holding company that Jordan Fried founded in December 2020 and which Mr. Fried currently serves as Chairman and Chief Executive Officer. Mr. Franco’s former positions include serving as a Director at Sears Hometown Stores, Inc. in 2019 and Director at Outlet Stores, Inc. in 2019. Prior to 2000, Mr. Franco was engaged for fifteen years in the proprietary trading operations of several investment banks. Mr. Franco received an undergraduate degree from Yale University. We believe that Mr. Franco is well qualified to serve as a director due to his extensive knowledge of capital markets and related financial matters.

Directors’ Compensation

All of the director nominees detailed above (other than Mr. Fried, who will not be entitled to any compensation for his service as director and will only be entitled to compensation for his service as CEO, as detailed above) (the “Named Directors”) will be entitled to the same compensation currently paid to our directors, which was approved by our shareholders on February 11, 2021, which is consistent with the Compensation Policy, as follows:

Cash Compensation

The 4 Named Directors shall be compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Alleviation Regulations. Each of them shall be entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; for the year ended December 31, 2025, the sum of NIS 32 thousands (approximately $9 thousands based on the Exchange Rate) as an annual fee, the sum of NIS 1 thousands (approximately $0.028 thousands, based on the Exchange Rate) as an in-person participation fee, NIS 0.6 thousands (approximately $0.017 thousands, based on the Exchange Rate) for conference call participation and NIS 0.5 thousands (approximately $0.014 thousands, based on the Exchange Rate) for written resolutions. As the abovementioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (the “Relief Regulations”) and the shareholders will vote on the approval thereof. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital.

No additional compensation shall be paid for attendance at a Board of Directors or Board committee meeting.

VAT shall be added to the above compensation in accordance with applicable law.

Executive Chairman Bonus

Mr. Avi Cohen has served as our Chairman of the Board of Directors since 2021, and also assumed the role of interim CEO between June 1, 2024 and September 17, 2024. Mr. Cohen has extensive experience with, and a deep understanding of, the Company’s operations and business development strategy. His leadership was instrumental in completing the transactions detailed above, in which he played a key role in negotiating and implementing the Company’s new business strategy. The Board of Directors believes that Mr. Cohen has the knowledge, experience and ability to preserve and lead the Board of Directors, pursuing the new opportunities that will become available to the Company.

In consideration for his relentless efforts and contribution to the Private Placement and the Company’s strategic business turnaround, and in addition to his current compensation as previously approved by our shareholders, the Compensation Committee and the Board of Directors (each as in effect prior to the Initial Closing) approved the payment and grant to Mr. Cohen of the following, which are now brought for shareholder approval:

● a one-time cash bonus of 1% of the amount of proceeds raised by the Company through the Subsequent Closing, up to a cap of $2,000,000 and subject to Mr. Cohen remaining in service as of the Subsequent Closing (the “Chairman Bonus”).

● A one-time equity-based grant in the form of performance-based restricted stock units constituting 2.5% of all outstanding Ordinary Shares of the Company (on a fully-diluted basis) as of the date of grant (which shall be the date of the Subsequent Closing), and of the Subsequent Shares (the “Chairman RSUs” and together with the Chairman Bonus, the “Chairman Bonus Package”), which as of the date of this Proxy Statement (without taking into account the Subsequent Shares and for illustration purposes only) are equal to 837,963 Chairman RSUs with respect to 837,963 Ordinary Shares having an aggregate value of approximately $1,592,130.

The Chairman RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Cohen remaining a member of the Board of Directors as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Chairman RSUs for each full calendar month thereafter (such that 100% of the Chairman RSUs shall be vested as of the fourth anniversary of the date of grant).

All other terms of the Chairman RSUs shall be identical to the terms of the CEO RSUs as detailed above.

Considerations taken by the Compensation Committee and the Board of Directors (each as in effect prior to the Initial Closing) when approving the Chairman Bonus Package

The Compensation Committee and the Board of Directors believe that the proposed Chairman Bonus Package, as detailed above, is in the Company’s best interests, although exceeding the caps included in the Compensation Policy. With respect to the Chairman RSUs, the Compensation Committee and the Board of Directors considered, among other things, the importance of motivating and incentivizing Mr. Cohen through the grant of equity, a compensation element which includes vesting over a total of four years, thus having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such equity grant on the dilution level of the shareholders.

Further, the Compensation Committee and the Board of Directors believe that the grant of the Chairman RSUs is more beneficial to the Company, in light of, among other things, a market practice for international companies to grant equity awards in the form of RSUs, which are less sensitive to market fluctuations and maintain an interest in the Company’s success also when the company’s market price declines. In addition, the Compensation Committee and the Board of Directors determined that the proposed Chairman PSUs suitably links pay to performance, especially in light of the inclusion of mandatory performance targets thereunder, aligns Mr. Cohen’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

It is also noted that, as mentioned above, the Compensation Policy was adopted by the Company in 2021, when the Company was listed for trading only on the TASE, and was not updated following the Company’s dual-listing on the Nasdaq to better tailor it for a Nasdaq-listed company. Therefore, the Compensation Committee and the Board of Directors do not view the Compensation Policy and caps included therein as suitable for a company undergoing a substantial transition in its business strategy, which requires specific expertise and talent in a rapidly evolving market with high competition over such talent, like the Company. Moreover, the Compensation Policy, as originally adopted, did not cover the possibility of the Company undergoing a strategic turnaround and entering into a series of agreements similar in terms or nature to the agreements entered into in connection with the Private Placement and therefore, our Compensation Committee and the Board of Directors believe that the caps and other limitations included therein are irrelevant to the Company’s current position.

When considering the proposed Chairman Bonus Package, proposed to be granted to Mr. Cohen in connection with the Private Placement which has had a strategically and financially material effect on the Company, and after reviewing Mr. Cohen’s significant contribution to this transaction, from initiation, during the negotiation period and through signing and Initial Closing (and up to the date hereof), and taking into consideration Mr. Cohen’s current compensation terms, the Compensation Committee and the Board of Directors (in their composition prior to the Initial Closing) approved and recommended that the shareholders approve the Chairman Bonus Package payable to Mr. Cohen following the date of the Meeting, subject to the closing of the Subsequent Private Placement.

CFO Cash Bonus

Ms. Ruth Smadja has served as our Chief Financial Officer since October 2022, and also assumed the role of interim COO between June 1, 2024 and September 17, 2024.

In consideration for her relentless efforts and contribution to the Private Placement and the Company’s strategic business turnaround, our Compensation Committee and the Board of Directors approved the payment of a one-time cash bonus of $350,000 to Ms. Smadja (the “CFO Bonus”).

Considerations taken by the Compensation Committee and the Board of Directors when approving the CFO Bonus Package

Our Compensation Committee and the Board of Directors believe that the proposed CFO Bonus is in the Company’s best interests, although exceeding the caps included in the Compensation Policy. When considering the proposed CFO Bonus, proposed to be paid to Ms. Smadja in connection with the Private Placement which has had a strategically and financially material effect on the Company, and after reviewing Ms. Smadja’s significant contribution to this transaction, and taking into consideration Ms. Smadja’s current compensation terms, the Compensation Committee and the Board of Directors (in their composition prior to the Initial Closing) approved and recommended that the shareholders approve the CFO Bonus payable to Ms. Smadja following the date of the Meeting, subject to the closing of the Subsequent Private Placement.

Potential Effects of Approval of this Item

If the issuance of the securities contemplated by this Item No. 1 is approved, the issuance of such Ordinary Shares, and the exercise of the Ordinary Shares underlying the Pre-Funded Warrants or Ordinary Warrants, would dilute, and thereby reduce, each existing shareholder’s proportionate ownership in the Ordinary Shares. Shareholders do not have preemptive rights to subscribe to additional shares that may be issued by the Company in order to maintain their proportionate ownership of the Ordinary shares. Such issuances could also dilute the voting power of a person seeking control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the Company. In addition, upon issuance and subsequent registration with the SEC there would be a greater number of Ordinary shares eligible for sale in the public markets. Any such sales, or the anticipation of the possibility of such sales, represents an overhang on the market and could depress the market price of the Ordinary Shares.

After giving effect to the gross proceeds from the sale of the Subsequent Shares and Subsequent Pre-Funded Warrants, as of June 30, 2025 on a pro forma basis, the Company would have cash and cash equivalents of $182,452 thousands, thereby allowing the Company to continue to develop its existing flywheel technology and execute on its bitcoin treasury strategy business.

Item no. 1(B)

APPROVAL OF THE AMENDMENT OF ARTICLE 22.1 OF THE ARTICLES REGARDING THE MINIMUN AND MAXIMUM NUMBER OF DIRECTORS IN CONNECTION WITH THE SUBSEQUENT PRIVATE PLACEMENT

In addition to the amendments to the Articles described under Item 1(A) above, it is further proposed to amend the minimum and maximum number of directors and accordingly replace Article 22.1 of the Articles in its entirety with the following, as set forth in the Amended Articles (the “Article 22.1 Amendment”):

“The number of directors may be no less than six (6) and no more than nine (9) (including external directors to the extent required to be appointed to the Board of Directors pursuant to the Companies Law, and independent directors).”

The amendment of Article 22.1 required an approval of a Special Majority, as such term is defined under our Articles, as detailed below, and therefore voted separately from Item 1(A).

Potential Effects of Non-Approval of Items 1(A) and (B)

If this Item No. 1(A) is not approved by our shareholders or if the Subsequent Private Placement is not completed for any other reason, it is possible that we will not have sufficient funds to operate our business for more than three months from the date of this proxy statement, even after giving effect to the net proceeds from the Initial Purchase Agreement, and we will be required to try and obtain additional funding from other sources, which we may not be successful in obtaining and we may need to further reduce our operations or even cease operating altogether. It is also possible that our share price will decline significantly as a result of our shareholders not approving this Item No. 1(A), which would also not enable us to effect a bitcoin strategy given the minimal cash resources. If this Item No. 1(A) is not approved by our shareholders, we will not have a sufficient number of Ordinary Shares available to issue should we seek to raise capital through the issuance of our Ordinary Shares, thereby limiting the manner in which we may seek to raise capital, should this Item No. 1(A) not be approved by our shareholders.

Accordingly, if the Subsequent Private Placement is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of the Ordinary Shares. If the Subsequent Private Placement is not approved by our shareholders or if the Subsequent Private Placement is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Board of Directors will be offered or that our business, prospects or results of operation will not be adversely impacted.

If Item No. 1(B) is not approved by the shareholders, the Company’s Articles of Association shall be amended as contemplated under Item No.1(A), excluding the Article 22.1 Amendment.

If Item No. 1(A) is not approved by the shareholders, Item No. 1(B) shall not be considered voted upon, and the Article 22.1 Amendment will not be effectuated.

Required Vote on items 1(A) and 1(B)

All the transactions and agreements detailed above are brought for shareholder approval as one item, i.e., either such transactions and agreements (including the Subsequent Private Placement, the amendment of the Articles, etc.) are all approved by our shareholders, or they are all rejected by them. The decision to present all transactions and agreements for shareholder approval as a single package is based on a combination of fundamental commercial, legal, and strategic considerations. All of the transactions and agreements, including the Subsequent Private Placement, amendment of the Articles, appointment of new directors and issues related to compensation—are inextricably linked and form an integrated strategic transaction.

With respect to Item No.1(A), the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval thereof; provided that (i) the majority of the shares voted in favor of this proposal are not held by Interested Shareholders, not taking into account any abstention, or that (ii) the total number of shares of mentioned in clause (i) above that voted against the proposal does not exceed two (2%) percent of the aggregate voting rights in the Company.

In accordance with Section 22.9 of the Articles, the approval of Item No. 1(B) on the agenda for the Meeting requires the affirmative vote of the holders of a majority of sixty-six and two thirds percent (66 2/3%) or more of the votes cast by the holders of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System voting in person or by proxy (including by voting deed), not taking into account any abstentions.

The Board of Directors in its composition prior to the Initial Closing recommended that the shareholders vote “FOR” the following proposals at the Meeting (Messrs. Cohen and Zheng have a personal interest in the foregoing proposed resolutions, and have therefore refrained from making a recommendation with respect to the proposed resolutions):

●	“(A) RESOLVED, that the Subsequent Private Placement and related agreements, as detailed in Item No. 1(A) of this Proxy Statement be, and hereby is, approved and adopted.”

●	“(B) RESOLVED, to approve the Article 22.1 Amendment to the Company’s Articles of Association.”

ITEM NO. 2

TO APPROVE THE ISSUANCE IN EXCESS OF 19.99% OF THE COMPANY’S OUTSTANDING ORDINARY SHARES IN CONNECTION WITH A PRIVATE PLACEMENT TRANSACTION AT A PRICE PER ORDINARY SHARE THAT IS LESS THAN THE “MINIMUM PRICE” UNDER NASDAQ LISTING RULE 5635(D)

Background

On July 29, 2025, the Company entered into the Initial Purchase Agreement with certain accredited investors, pursuant to which the Company agreed to issue and sell, in a private placement, the Initial Shares, (ii) the Initial Pre-Funded Warrants and (iii) the Ordinary Warrants. The purchase price per Initial Share and accompanying Ordinary Warrants was $2.00 and the purchase price per Initial Pre-Funded Warrant and accompanying Ordinary Warrants was $1.999. The Initial Pre-Funded Warrants are immediately exercisable, and will not expire until exercised in full. The Ordinary Warrants will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying Ordinary Share. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to 19.99%, in each case, effective 61 days after written notice to the Company. The Initial Purchase Agreement contains customary representations, warranties, and covenants of the Company and the purchasers.

In connection with the Initial Purchase Agreement, the Company entered into the Initial Registration Rights Agreements, pursuant to which the Company agreed to prepare and file resale registration statements with the SEC to register for resale (i) the Initial Shares and the Ordinary Shares issuable upon exercise of the Initial Pre-Funded Warrants no later than 10 business days following the date of the Initial Closing and (ii) the Ordinary Shares issuable upon exercise of the Ordinary Warrants no later than 5 business days following the date of this Meeting (subject to shareholder approval of Items No. 1 and 2 of this Proxy Statement). The Company has agreed to use its commercially reasonable efforts to have the registration statements declared effective as soon as practicable after being filed, subject to certain exceptions. The Company has also agreed to, among other things, indemnify each Purchaser, its officers, directors, agents and each person who controls such purchaser under the registration statement from certain liabilities and pay all reasonable expenses (excluding any underwriting discounts and commissions) incident to the Company’s obligations under the Initial Registration Rights Agreement.

In connection with the Initial Purchase Agreement, the Company entered into the Sponsor Support Agreement. Pursuant to the terms of the Sponsor Support Agreement, in consideration of the Sponsor Services and at a purchase price of $0.01 per Ordinary Share, the Company agreed to issue to the Sponsor 1,675,926 Ordinary Shares, or pre-funded warrants in lieu of Ordinary Shares (the “Initial Sponsor Shares”), which represents 5.0% of the total number of Ordinary Shares outstanding on a fully-diluted, as converted basis, upon completion of the Initial Closing, subject to shareholder approval. In addition to the Initial Sponsor Shares, as described in Item No. 1 of this proxy statement, the Sponsor may be issued additional Ordinary Shares and warrants to purchase Ordinary Shares. For the avoidance of doubt, the issuance of such additional securities to the Sponsor are not subject to shareholder approval pursuant this Item No.2 but are subject to shareholder approval pursuant to Item No. 1(A) of this proxy statement.

Pursuant to an engagement letter by and between Chardan and the Company, the Company was obligated to pay Chardan a placement agent fee equal to 7.0% of amount raised in cash or alternatively in securities of the offering. On August 14, 2025, the Company and Chardan amended the engagement letter (the “Engagement Letter Amendment”) pursuant to which, the Company and Chardan agreed to have the placement agent fees for the securities sold at the Initial Closing Date be paid in securities, as follows: 350,000 ordinary shares, or pre-funded warrants to purchase Ordinary Shares, subject to shareholder approval (the “Chardan Shares” and together with the Initial Sponsor Shares, the “Nasdaq Approval Shares”), and warrants to purchase 350,000 Ordinary Shares with an exercise price of $3.06 per underlying Ordinary Share, which warrants may not be exercised absent shareholder approval to the Articles Amendment.

The Sponsor is managed by a partnership that is comprised of three members: (1) Happy Walters, who is the sole owner of Blue Horizon Consulting LLC, which acted as an investor in the Initial Private Placement; (2) Jordan Fried, who acted as an investor in the Subsequent Private Placement and, as of the Initial Closing, serves as our new Chief Executive Officer and a director; and (3) Jonas Grossman, who is a partner and the President of Chardan, which is acting as placement agent in connection with the Private Placement and as the Company’s sales agent under its “at-the-market” facility, and is nominated to serve as a Class II director to hold office until the first Annual Meeting following the date of the Meeting at which such Class is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated.

Additional information concerning the Initial Purchase Agreement, the Initial Pre-Funded Warrants and the Registration Rights Agreements and the Sponsor Support Agreement is contained in the Company’s Reports on Form 6-K filed with the SEC on July 29, 2025 and August 8, 2025, which are incorporated by reference herein.

Required Approvals

The Company is a Foreign Private Issuer whose Ordinary Shares are listed on The Nasdaq Capital Market. As a Foreign Private Issuer, the Company may opt into following home country rules (i.e., rules and regulations of the State of Israel) instead of certain Nasdaq Listing Rules. As such, while the Company conducted the offering of the securities described in Item No. 1(A) in this proxy statement in accordance with the applicable rules and regulations of the State of Israel, the Company conducted the offering of the securities pursuant to the Initial Purchase Agreement in accordance with Nasdaq Listing Rules, including Nasdaq Listing Rule 5635. As a result, the Company is asking its shareholders to consider and vote upon this Item No. 2 that provides for the issuance of the Nasdaq Approval Shares, which together with the Initial Shares and the Ordinary Shares underlying the Pre-Funded Warrants, represents a number of Ordinary Shares in excess of 19.99% of the Ordinary Shares outstanding immediately before the parties’ entry into the Initial Purchase Agreement at a price per Ordinary Share that is less than the “minimum price” under Nasdaq Listing Rule 5635(d).

Pursuant to Nasdaq Listing Rule 5635(d)(2), shareholder approval is required prior to the issuance of securities in connection with a transaction (or a series of related transactions) other than a public offering involving the sale, issuance or potential issuance of Ordinary shares (or securities convertible into or exercisable for Ordinary shares) equal to 20.0% or more of the Ordinary shares or 20.0% or more of the voting power outstanding before the issuance at a price that is less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the Ordinary shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the “Minimum Price”). On July 28, 2025, the last trading date prior to the signing of the Initial Purchase Agreement, the closing price of the Ordinary shares was $3.51 and the average closing price of the Ordinary shares for the five trading days immediately preceding July 29, 2025 was $3.05. In addition, as part of the Initial Purchase Agreement, the Company issued 1,000,000 Initial Shares and 1,500,000 Initial Pre-Funded Warrants. The 2,500,000 of Ordinary Shares represented by the Initial Shares and the Initial Pre-Funded Warrants represented 19.99% of the Ordinary Shares and the voting power at the time of their issuance on July 31, 2025 (the “Initial Closing Date”). The Issuance of the Nasdaq Approval Shares, together with the aforementioned 2,500,000 Ordinary Shares (including those underlying the Initial Pre-Funded Warrants), represents 33.5% of the Ordinary Shares and voting power as of the Initial Closing Date.

Therefore, the issuance of the Nasdaq Approval Shares could result in the issuance of Ordinary Shares in excess of 19.99% of the Company’s outstanding Ordinary Shares and voting power, as of the Initial Closing Date, at less than the Minimum Price. Accordingly, the Company is seeking shareholder approval pursuant to Nasdaq Listing Rule 5635(d)(2). The shareholder approval requirement described above was included in the Sponsor Rights Agreement and the Engagement Letter Amendment to comply with Nasdaq Listing Rule 5635(d)(2).

Potential Effects of Approval of this Item

If the issuance of the Nasdaq Approval Shares is approved, the issuance of such shares would dilute, and thereby reduce, each existing shareholder’s proportionate ownership in the Ordinary Shares. Shareholders do not have preemptive rights to subscribe to additional shares that may be issued by the Company in order to maintain their proportionate ownership of the Ordinary shares. Such issuances could also dilute the voting power of a person seeking control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the Company. In addition, upon issuance and subsequent registration with the SEC there would be a greater number of Ordinary shares eligible for sale in the public markets. Any such sales, or the anticipation of the possibility of such sales, represents an overhang on the market and could depress the market price of the Ordinary shares.

Potential Effects of Non-Approval of this Item

The Company may be adversely impacted if the issuance of the Nasdaq Approval Shares is not approved by the shareholders.

Sponsor Support Agreement

Pursuant to the terms of the Sponsor Support Agreement, if by December 31, 2025, the shareholders do not approve the Company’s entry into the Sponsor Support Agreement as described in Item No. 1(A) of this proxy statement and the shareholders do not approve the issuance of the Initial Sponsor Shares as described in this Item No. 2, the Sponsor Support Agreement will automatically terminate and the Company will be required to pay the Sponsor a cash termination fee equal to thirty-five percent (35.0%) of the gross proceeds of all securities (whether Ordinary Shares or other securities convertible, exchangeable or otherwise exercisable into Ordinary Shares) sold by the Company from July 29, 2025 through such termination date, including, but not limited to proceeds raised under the Company’s “at the market offering” program with Chardan Capital Markets LLC, which as of the date hereof was $228,629, but with such gross proceeds excluding the gross proceeds raised at the Initial Closing Date.

Engagement Letter Amendment

Pursuant to the terms of the Engagement Letter Amendment, if the Company is unable to issue the Chardan Shares, as outlined in this Item No. 2, it will be required to pay Chardan a cash fee in the amount of $350,000, which represents seven percent (7.0%) of the gross proceeds raised pursuant to the Initial Purchase Agreement. As of June 30, 2025, the Company had cash and cash equivalents of $2.5 million. Even after giving effect to the net proceeds from the Initial Purchase Agreement, and without giving effect to any proceeds the Company may raise from the Subsequent Purchase Agreement (which is subject to shareholder approval as discussed in Item No. 1(A) of this proxy statement), the Company expects its current cash and cash equivalents would only be sufficient to fund the Company’s operations for the next three months and therefore at this time the Company believes that retaining as much cash as possible is in the best interest of the Company and its shareholders.

Required Vote

The affirmative vote of a majority of the Ordinary Shares cast at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval of this item No. 2; provided, however, that under the applicable Nasdaq Listing Rules, the Initial Shares, including Ordinary Shares issuable pursuant to exercise of the Initial Pre-Funded Warrants, are not entitled to vote on this item. Abstentions will have the same effect as a vote “against” this item.

The Board of Directors in its composition prior to the Initial Closing recommended that the shareholders vote “FOR” the following proposal at the Meeting (Messrs. Cohen and Zheng have a personal interest in the foregoing proposed resolution, and have therefore refrained from making a recommendation with respect to the proposed resolution):

“RESOLVED, to approve the issuance in excess of 19.99% of the Company’s outstanding Ordinary Shares in connection with the Private Placement at a price per Ordinary Share that is less than the “Minimum Price” under Listing Rule 5635(D) of the Nasdaq Stock Market LLC.”

By Order of the Board of Directors,
/s/ Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
August 14, 2025

Exhibit A

Amended and Restated Articles of Association

of

ZOOZ Strategy Ltd.

1.	Preamble

1.1.	In these Articles, unless the context requires otherwise:

“Person”	Including an Entity and a natural person;

“Confirmation of Ownership”	shall mean a confirmation of the ownership of a share by a member of the applicable Stock Exchange;

“Stock Exchange”	shall mean the Tel-Aviv Stock Exchange Ltd. (“TASE”), The Nasdaq Stock Market LLC (“NASDAQ”) or any other stock exchange or quotation system on which the Ordinary Shares are listed or quoted;

“In Writing”	shall mean in handwriting, in print, in a typewriter, in a photocopy, by fax, or in any other legible format;

“Registered Shareholder”	shall mean a shareholder, as defined in Section 177(2) of the Companies Law;

“Non-Registered Shareholder”	shall mean a shareholder, as defined in Section 177(1) of the Companies Law;
“Administrative Enforcement Proceeding”	shall mean an administrative enforcement proceeding in accordance with the provisions of any applicable law, including but not limited to the Securities Law, as amended from time to time, the Economic Competition Law, 5748-1988, as amended from time to time, including an administrative petition, an objection, or an appeal in connection with such a proceeding;

“Business Day”	shall mean any day other than Saturday, Sunday or public holiday under the laws of Israel or the State of New York or other day on which banking institutions are authorized or obligated to close in Israel or the State of New York.

“Company”	shall mean ZOOZ Strategy Ltd.;

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999, as amended from time to time, and the regulations promulgated thereunder;

“Securities Law”	shall mean the Israeli Securities Law, 5728-1968, as amended from time to time, and the regulations promulgated thereunder;

“Deed of Appointment”	shall mean a document appointing a proxy to vote in a Company general meeting;

“Majority”

shall mean:

(1) with respect to voting at meetings of the Shareholders - a simple majority of those present and voting determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2) with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

“NIS”	shall mean New Israeli Shekel.

“Special Majority”	shall mean a majority of sixty-six and two thirds percent (66 2/3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.

“Secretary”	shall mean the Person appointed as the Company Secretary (if appointed);

“Shares” or “Ordinary Shares”	shall mean Ordinary shares of the Company, par value NIS 0.00286 each;

“Register” or “Shareholder Register”	shall mean the register of Company shareholders that must be kept in accordance with the Companies Law;

“Office” or “Registered Office”	shall mean the Company’s registered office at any given time;

“Office Holder”	shall have the meaning ascribed to such term in the Companies Law;

“Year” or “Month”	According to the Gregorian calendar;

“Entity”	shall mean a company, a partnership, a cooperative association, a nonprofit, and any other incorporated or unincorporated body of Persons;

The “Articles”	shall mean these Amended and Restated Articles of Association, as may be amended from time to time.

1.2.	All terms in these Articles that are not defined above in Article 1.1 or in another article are defined according to the definition in the Companies Law, unless this creates a contradiction with the subject matter or content of that written; words in the singular also refer to the plural and vice versa; words in the masculine also referred to the feminine.

1.3.	Headings in these Articles are intended for convenience purposes only and may not be used in their interpretation.

1.4.	Wherever these Articles stipulate that its provisions apply subject to the Companies Law or to any applicable law, this means the mandatory provisions of the Companies Law or of any other law, unless otherwise required by the context.

1.5.	The Company is subject to the non-mandatory provisions of the Companies Law, unless these Articles stipulate otherwise, and as long as there is no conflict between them and these Articles.

2.	Name of the Company

The name of the Company in Hebrew is: זוז אסטרטגיה בע"מ.

The name of the Company in English is: ZOOZ Strategy Ltd.

3.	Limitation of Liability

Shareholder liability is limited so that each ordinary shareholder is only liable for the repayment of its Shares’ par value. If the Company allots Shares at a lower consideration than the Shares’ par value, as stated in Section 304 of the Companies Law, each shareholder’s liability will be limited to paying off the reduced consideration amount due to each share allotted to them thus.

4.	Objectives of the Company

The objectives of the Company are to engage in any lawful activity.

5.	Donations

The Company may donate reasonable amounts to worthy causes, even if the donation is not made in the framework of the Company’s business considerations. At its discretion, the Board of Directors may set the donated amounts, the causes for which donations may be made, the donation recipient’s identity, and any other relevant condition. Furthermore, the Board of Directors may authorize the Chief Executive Officer (“CEO”) to decide on the distribution on donations in practice, at the CEO’s discretion, and on the identity of the donation recipient, and any other relevant condition, according to the criteria set by the Board of Directors.

6.	The Registered Office

The Company’s Registered Office is to be at the address the Board of Directors determines, and it may change from time to time.

7.	Modifications to the Articles

7.1.	Except as otherwise provided in these Articles, the Company may modify these Articles by a resolution adopted by a Majority of the Shareholders voting at the applicable meeting of the Shareholders (“General Meeting”).

7.2.	A resolution that modifies any provision of these Articles, adopted by a Majority of the Shareholders voting at the General Meeting (or such other majority required by these Articles for modifying any provision of these Articles, as the case may be) to modify these Articles at the General Meeting, will be considered a resolution to modify these Articles, even if the resolution does not state this expressly.

7.3.	Subject to the Companies Law, modifications to these Articles are effective as of the day the Company resolves to make them, or as of a later date, as the resolution stipulates.

8.	Registered Share Capital

The Company’s authorized share capital of the Company is NIS 2,860,000, divided into 1,000,000,000 Ordinary Shares  . The Company may change the authorized share capital according to the Companies Law and these Articles.

9.	The Shares

9.1.	All Ordinary Shares have equal rights, for all intents and purposes, including the rights to dividends, to bonus Shares, and to participate in the distribution of the Company’s surplus assets upon its dissolution, in proportion to each share’s par value, without considering any premium paid on it, all, subject to the provisions of these Articles.

9.2.	Each Ordinary Share entitles its holder to participate in Company general meetings, and to a single vote.

9.3.	Anyone registered as a shareholder in the Shareholder Register, and anyone to whose name a share is registered with a member of the applicable Stock Exchange, including if the share is included among the Shares registered to the name of the nominee company in the Company’s Shareholder Register, is considered a Company shareholder.

9.4.	If a shareholder acts as a trustee for the benefit of another Person, they must notify the Company of such arrangement, and the Company will register them in the Shareholder Register, including the trust status; for the purpose of the Companies Law, they will be considered one shareholder, and the Company will consider the trustee a shareholder for all intents and purposes and will not recognize any other Person, including the beneficiary Person, as having any title to the share.

10.	Share Certificate

10.1.	The certificates attesting to the property rights in the Shares must bear the Company stamp and signatures by two directors or the signatures of any two people the Board of Directors may authorize for this purpose.

The Board of Directors may decide that the signature or signatures above may be made mechanically, in the manner the Board of Directors determines.

10.2.	As long as Company Shares are listed on a Stock Exchange, all Shares the Company allots, including Shares that result from the conversion of convertible securities into Shares, if the Company issues such securities, may be registered to the name of a nominee company, in the Shareholder Register, to the extent determined by the Company to be necessary.

10.3.	Unless the share issuance terms stipulate otherwise, and subject to any applicable law, a nominee company may receive a single certificate attesting to the number and type of Shares registered to it in the Shareholder Register at its request, within two Months after the issuance’s or the transfer’s registration, as applicable, against the replaced share certificates.

10.4.	Subject to the Companies Law, each share certificate must state the number of Shares due to which it is issued, their serial numbers, and their par value.

10.5.	A certificate relating to a share that is registered to two or more people must be delivered to the Person listed first in the Shareholder Register with regard to that share, unless all registered holders of that share give the Company a written notice to deliver the certificate to another registered holder.

10.6.	If a share certificate is defaced, corrupted, lost, or destroyed, the Board of Directors may order its revocation and issue a new certificate in lieu of it, as long as the Company receives and destroys the share certificate, or that the Board of Directors is satisfied that the certificate has been lost or destroyed, and the Company has received guarantees due to any potential damage, to the Board of Directors’ satisfaction. A reasonable amount will be paid due to each share certificate issued under this Article, as the Board of Directors (if at all) determines from time to time. The Board of Directors may authorize any Person to exercise the Board of Directors’ authorities under this Article.

11.	Payments Due to Shares

All Shares in the Company’s issued capital will be fully paid up.

12.	Forfeiture of Shares

12.1.	Without detracting from that set forth above in Article 11, the Board of Directors may forfeit and sell any share the Company has issued, if the consideration the shareholder has warranted to pay has not been paid to the Company, in whole or in part, and the provisions of the Companies Law apply to this matter. The forfeiture will also apply to any dividend declared on the forfeited Shares that has not been paid in practice before the forfeiture.

12.2.	The forfeiture of Shares, as stated above in Article 12.1, is to be performed pursuant to a demand notice to be issued to the shareholder, that must stipulate the date (at least seven days after the demand notice date) and place where the payment demand must be fulfilled (“Demand Notice”). The Demand Notice must state that in the event of failure to pay on the scheduled date or earlier, and at the place stipulated in the notice, the Company might forfeit the Shares in connection with which the payment demand is made.

12.3.	At any time before forfeiting, reselling, or otherwise disposing of such a share, the Board of Directors may call off the forfeiture, at the terms the Board of Directors considers appropriate.

12.4.	A shareholder whose Shares have been forfeited:

12.4.1.	will no longer be a shareholder with regard to the forfeited Shares, and upon such a forfeiture, all of their rights and duties toward the Company due to the forfeited Shares will be revoked, as well as any claim or demand toward the Company regarding the forfeited Shares, except the rights and duties that are excluded from this rule according to these Articles or that apply to former shareholders, under any applicable law.

12.4.2.	Will continue to bear its duty to pay, and will pay the Company all payment demands, payment amounts, interest amounts, and expenses the Company is entitled to on the forfeited Shares or due to them as of the forfeiture date, plus interest on these amounts, from the date of the forfeiture to the actual payment date, at the maximal permissible rate at the time, under any applicable law, without delay. The Board of Directors may obligate a shareholder whose Shares have been forfeited to pay those amounts, wholly or partly, as long as if the forfeited Shares are sold or re-allotted, the liability of the shareholder whose Shares have been forfeited will be reduced, by the amount received in practice from selling them or re-allotting them, as applicable.

12.5.	The provisions of these Articles regarding forfeiture also apply to incidents of failure to pay a predetermined amount that has become due according to the share allotments terms on a fixed date, whether on the share amount or as a premium, as though this amount had become due according to the payment demand that has been made, and that due notice thereof has been made under the provisions of these Articles.

13.	Share Transfer

13.1.	Shares and other securities of the Company may be transferred, subject and pursuant to the provisions of this Article 13.

13.2.	Any transfer of Shares registered in the Shareholder Register in the name of a Registered Shareholder, including a transfer made by a nominee company or to a nominee company, must be made In Writing, as long as the deed of transfer is signed by the transferring party and by the transferee, in person or through their representatives, and by the witnesses to the signature, and delivered to the Company’s Registered Office or to any other location, as the Board of Directors determines for this purpose. Subject to the Companies Law, a share transfer will not be registered in the Shareholder Register until after the Company has received the deed of transfer, as stated above, and the Company will continue to treat the transferring party as the holder of the transferred Shares, until the transferee is registered as the holder of the transferred Shares in the Shareholder Register. Without derogating from the foregoing, Shares registered in the name of the depository trust company (or any equivalent thereof) or a nominee thereof shall be transferable, in addition to the terms set forth above, also in accordance with the policies and procedures of such depository trust company (or any equivalent thereof) or nominee thereof. The Board of Directors may, from time to time, approve other methods of recognizing the transfer of Shares in order to facilitate the trading of the Company’s shares on the Stock Exchange.

13.3.	The deed of share transfer must be made In Writing in a standard format in Israel and acceptable by the Board of Directors. If the transferring party or the transferee is an Entity, a lawyer, an accountant, or another Person whose identity is acceptable to the Board of Directors, must verify the authority of those signing on behalf of the Entity, to make or to receive the transfer, as applicable.

13.4.	The Company may lock the Shareholder Register for a duration to be determined by the Board of Directors, as long as it does not exceed 30 days a Year. While the Register is locked, share transfers may not be recorded in it. Subject to the provisions of these Articles and to the allotment terms of all classes of Shares, the Shares may be transferred with no need for the Board of Directors’ approval.

13.5.	All deeds of transfer must be submitted to the Office or to another location as the Board of Directors may determine, to register them, along with the certificate due to the Shares to be transferred, if issued, and any other proof the Board of Directors may demand concerning the transferring party’s property right or its rights to transfer the Shares. The Company will retain the registered deeds of transfer.

13.6.	Subject to the Companies Law and to the provisions of these Articles, if the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable.

13.7.	The foregoing notwithstanding, if one or more of the joint registered holders of Shares listed to their name in the Register passes away, the Company will recognize the surviving registered holders alone as entitled to these Shares, subject to any applicable law.

13.8.	Subject to the provisions of these Articles, the Company may alter the registration of ownership of Shares in the Shareholder Register, if the Company receives a court order to amend the Register or if it is proven to the Company, to the Board of Directors’ satisfaction, and in the methods the Board of Directors has determined, that the lawful conditions for assigning the right to Shares have been met, and the Company may not acknowledge any Person’s title to the Shares before their title has been proven, as stated above.

13.9.	Without detracting from the foregoing, the Board of Directors may refuse to perform the registration or delay it, as it would have been entitled to, had the Registered Shareholder transferred the share themselves before assigning the right.

13.10.	Subject to the Companies Law and the provisions of these Articles, any Person who has become entitled to a share, as stated above in Article 13.6, may transfer the Shares, as the Registered Shareholder would have been entitled to do in person before the right was assigned.

13.11.	The Company may destroy deeds of share transfer at the lapse of seven Years of their registration in the Register. The Company may also destroy revoked share certificates after seven Years of the revocation, on the presumption that all such destroyed deeds of transfer and certificates were in full effect and that the transfers, revocations, and registrations, as applicable, have been made lawfully..

14.	Changes to the Capital

14.1.	The Company may increase its registered share capital by resolution adopted by a Majority of the Shareholders voting at the applicable General Meeting, and create additional classes of Shares in the Company equity.

14.2.	Subject to the Companies Law, the Company may, subject to a resolution adopted by a Majority of the Shareholders voting at the applicable General Meeting:

14.2.1.	Consolidate all or some of its Shares, and divide them into Shares with a larger par value than its existing Shares’ par value.

14.2.2.	Divide all or some of its Shares through a subdivision into Shares with a lower par value than its existing Shares’ par value.

14.2.3.	Reduce the Company’s capital and any reserve fund out of a capital redemption.

14.3.	The Board of Directors may settle any difficulty that may arise in connection with the execution of any such resolution, at its discretion.

14.4.	Without detracting from the generality of the Board of Directors’ power, as stated above, if shareholders are left with fractions of Shares as a result of such a consolidation or division, the Board of Directors may act in one or more of the following manners, at its discretion:

14.4.1.	Determine that the Company will sell fractions of Shares that do not entitle their holders to a whole share, and pay the sale proceeds to the eligible parties, at the terms and in the manner to be determined.

14.4.2.	Allot Shares of a class that existed in the Company capital before the consolidation or division to each holder of a share that does not entitle its holder to a whole share, in such a number that will create one whole share when consolidated with the fraction, and such an allotment is to be considered to be effective as of right before the consolidation or division, as applicable.

14.4.3.	Determine how the amounts payable on the Shares allotted as stated above in Article 14.4.2 are to be paid off, including by making it possible to pay off the amounts owed on bonus Shares.

14.4.4.	Determine that holders of fractions of Shares are not entitled to a whole share due to a fraction of the share.

14.4.5.	Determine that shareholders are not eligible to a whole share due to a fraction of the whole share of a specific par value or less, and are entitled to a whole share due to a fraction of the whole share of the higher par value than that par value.

14.5.	The Company may revoke the yet unallotted registered share capital by a resolution adopted by a Majority of the Shareholders voting at the applicable General Meeting, as long as the Company has not made an undertaking, including a conditional undertaking, to allot the Shares.

15.	Modification of Rights

15.1.	Whenever the share capital is divided into different classes, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the applicable General Meeting and unless the allotment terms of this class of Shares stipulate otherwise, revoke, convert, expand, add, reduce, amend, or otherwise alter the rights attached to a class of Company Shares, as long as all holders of Shares of that class give their written consent to do so, or as the class meeting of shareholders of that class passes a resolution to do so by an ordinary majority of votes, or, if stipulated otherwise in the allotment terms of a certain class of Company Shares, as stipulated.

15.2.	The provisions of these Articles regarding General Meetings apply to all class meetings, mutatis mutandis.

15.3.	The rights granted to shareholders or to the holders of a class of Shares that have been issued, whether this concerns ordinary rights or preferences or other special rights, are not considered to have been converted, reduced, prejudiced, or otherwise altered by the creation or issuance of other Shares of any class whatever, whether of an equal rank or a different or higher rank for the purposes of Article 15.2 above, nor will they be considered to have been converted, reduced, prejudiced, or otherwise altered, for the purposes of the above article, by a change in the rights attached to Shares of any other class, unless expressly stated otherwise in these Shares’ allotment terms.

16.	Issuance of Shares and Other Securities

16.1.	The Board of Directors may issue or allot Shares and other securities that may be converted into or exercised as Shares, up to the limit of the Company’s registered share capital; for this purpose, convertible securities, or securities that may be exercised as Shares, will be considered to have been converted or exercised on the issue date. Without detracting from the generality of the foregoing, the Board of Directors may issue the Shares and other securities, as stated above, grant rights of choice to purchase them, including options, or grant them in any other way, all to the people, on the dates, at the price, and at the terms it sets, and order anything in connection with this, all at the Board of Directors’ discretion.

16.2.	Without detracting from the generality of the foregoing, and subject to the Companies Law and these Articles, the Board of Directors may determine that the consideration due to the Shares is to be paid in cash or in kind, including in securities or in any other way, at its discretion; or that the Shares are to be granted as bonus Shares or that they are to be allotted for a consideration that is equal to or higher or lower than their par value, in units or in series, all on the dates and at the terms the Board of Directors sets, at its discretion.

16.3.	The Board of Directors may decide to pay any Person brokerage fees or underwriting fees, in consideration for subscribing for, agreeing to subscribe for, or obtaining subscriptions or undertakings to subscribe to Company Shares, debentures, or other securities. The Board of Directors may also decide to pay brokerage fees whenever Company securities are issued, all in cash, in Company Shares, or in other Company securities, or in any other way, or to pay one part in one way and another part another way, all subject to any applicable law.

17.	Redeemable Securities

Subject to the Companies Law, the Company may issue redeemable securities at the terms and in the manner the Board of Directors sets, at its discretion.

18.	Registers

18.1.	The Company will keep a Shareholder Register and record the names of the shareholders and all other information required according to the Companies Law, shortly after issuing any Company share. Subject to the Companies Law, upon a Shareholder’s registration in the Register, they will be considered the owner of the Shares registered to them, even if no share certificate has been issued over such Shares.

18.2.	The Company may keep another Shareholder Register outside Israel, at the terms stipulated for this purpose in the Companies Law.

18.3.	The Company will keep a register of debenture holders and securities that may be converted into Company Shares, and all provisions of these Articles regarding Shares apply to such convertible securities for the purpose of making entries in the Register, issuing certificates, replacing certificates, transfers, and assignments, mutatis mutandis, as applicable, all subject to the securities’ allotments terms.

19.	General Meetings

19.1.	Company resolutions on the following matters are to be made by a General Meeting:

19.1.1.	Changes to these Articles;

19.1.2.	Exercising the Board of Directors’ powers by the general meeting, if the Board of Directors cannot exercise its powers, and exercising one of its powers is essential for the Company’s proper management, as stated in Section 52(A) of the Companies Law;

19.1.3.	Appointing and dismissing the Company’s Auditor;

19.1.4.	Authorizing actions and transactions that require the general meeting’s approval under Sections 255 and 268 to 275 of the Companies Law;

19.1.5.	Increasing and decreasing the registered share capital under the provisions of Sections 286 and 287 of the Companies Law, and changing the capital, as set forth in these Articles;

19.1.6.	A merger, as stated in Section 320(A) of the Companies Law;

19.1.7.	Any decision that must be made by a General Meeting resolution under these Articles or the Companies Law.

19.1.8.	The appointment and dismissal of directors shall be made only by the annual General Meeting (the “Annual Meeting”).

19.2.	Subject to Section 50 of the Companies Law, the General Meeting may assume the authorities vested in another organ, and if the general meeting assumes the Board of Directors’ powers, the shareholders will bear the directors’ liabilities and responsibilities, as stated in Section 50(B) of the Companies Law.

19.3.	The Company is to hold the Annual Meeting annually and no later than the lapse of 15 Months of the last Annual Meeting, at the place and time the Board of Directors determines.

19.4.	If traveling is restricted subject to the instructions of an applicable securities authority, from time to time, a General Meeting may gather using any media, as long as all participants can hear each other at the same time.

19.5.	The agenda of the Annual Meeting must include the following subjects:

19.5.1.	Reviewing the Company’s financial statements and the Board of Directors report on the state of the Company’s affairs, submitted to the general meeting;

19.5.2.	Appointment of applicable class of directors;

19.5.3.	Appointing the Auditor and setting their wages or authorizing the Board of Directors to set their wages;

19.5.4.	Together with the foregoing, the agenda at the Annual Meeting may include any other issue that has been put on the agenda, as stated below in Article 19.10;

19.6.	A General Meeting which is not an Annual Meeting shall be also referred to herein as a “Extraordinary Meeting”.

19.7.	The Company Board of Directors may convene Extraordinary Meetings, and shall further convene an Extraordinary Meeting at the requirement of any of the following:

19.7.1.	Two directors or one-quarter of the serving directors;

19.7.2.	One shareholder holding at least 5% of the issued and outstanding share capital and 1% of the voting rights in the Company, or one or more shareholders holding at least 5% of the voting rights in the Company.

19.8.	If the Board of Directors is asked to convene an Extraordinary Meeting, as stated above, it shall convene it within 21 days of receiving the applicable demand, to a date to be specified in the Extraordinary Meeting invitation, in accordance with the Companies Law.

19.9.	If the Board of Directors fails to convene an Extraordinary Meeting in accordance with Article 19.7 above, the demanding party (and as for shareholders–including any number of them holding more than half their voting powers) may convene the meeting by themselves, as long as it takes place no later than three Months of the date of making the demand, and to the extent practicable, in the same manner in which the Board of Directors convenes meetings, all subject to mandatory timeline as determined by the Companies Law.

19.10.	Agenda of the Meeting

19.10.1.	The agenda of any General Meeting will be set by the Board of Directors; and if an Extraordinary Meeting is convened upon demand as specified above, those matters specified by the Directors or Shareholders who demanded that the Extraordinary Meeting be convened shall be included in the agenda, provided that such matters are suitable (at the Board of Director’s discretion), in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

19.10.2.	Only matters included on the agenda will be discussed at a General Meeting.

19.11.	The Company must notify its shareholders of a General Meeting on the dates scheduled in the applicable law by making public filings in accordance with applicable laws and Stock Exchange rules.

19.12.	The notice of the general meeting must specify all details required under the law.

19.13.	When convening a General Meeting, the Board of Directors may determine the manner of specifying the issues on the General Meeting’s agenda that are to be submitted to the shareholders, all at the Board of Directors’ discretion, subject to the Companies Law.

19.14.	A flaw made in good faith in gathering or administering the General Meeting, including a flaw that follows from the nonperformance of a provision or term stated in the Companies Law or in these Articles, including on the matter of gathering or administering the General Meeting, will not invalidate any resolution passed at the General Meeting or be considered a defect in the proceedings, subject to the provisions of any applicable law.

19.15.	Shareholder Proposal Request.

(a) Subject to any applicable law and stock exchange rules and regulations, any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 19.15) and any applicable law and stock exchange rules and regulations. The Proposal Request must be In Writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the CEO). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an Entity, the name(s) of the Person(s) that controls or manages such Entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) Month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such atter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its Affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its Affiliates or associates, with respect to any Shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend Shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 19.15(a) and 19.15(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of an Extraordinary Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

19.16.	An amendment to Articles 19.1.8, 19.10.1, 19.15 or this Article 19.16 shall require a Special Majority.

19.17.	The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

19.18.	The accidental omission to give notice of a General Meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

20.	Proceedings at the General Meeting

20.1.	Proceedings at the General Meeting may not begin unless a quorum is present at the beginning of the meeting start time. A quorum will form in the presence of one or more shareholders holding at least 25% of the voting powers in the Company, in person (including presence by voting instrument or a vote through the electronic voting system, according to the law) or by proxy, within thirty minutes of the scheduled meeting start time, unless otherwise stated in these Articles.

20.2.	If no quorum is present at the General Meeting within 30 minutes of the scheduled meeting start time, the meeting will be postponed by seven days, at the same time and place, without it being necessary to notify the shareholders of this, and subject to the Companies Law and any applicable law, or to a later date, if such a later date has been stated in the notice of the General Meeting, or to another day, time, and place, as the Board of Directors determines in a notice to the shareholders.

20.3.	A quorum will form at a deferred meeting in the presence of one or more shareholders holding 25% or more of the voting powers, within 30 minutes of the scheduled meeting start time, in person (including by a voting instrument or voting on the electronic voting system, according to the law) or by proxy. If no quorum is present at the deferred meeting within 30 minutes of the scheduled deferred meeting start date, the meeting will be held regardless of the number of participants.

20.4.	The Chairperson of the Board of Directors (or in their absence, any director the Board of Directors appoints for this purpose, or in their absence, the Company’s CEO) will be the chairperson of any Company General Meeting. If there is no such chairperson or if the chairperson is not present at any particular meeting within 15 minutes of the scheduled meeting start time, or if they refuse to act as chairperson of the meeting, the directors may elect one of the present officers as chairperson of the meeting. If no other director or officer is present or if all present directors or officers refuse to act as chairperson of the meeting, one of the shareholders or a representative of such a shareholder will be elected as chairperson of the meeting. If no shareholder is physically present, as stated above, the voting instrument will be used to authorize a Company representative to act as chairperson of the meeting, as stated above.

20.5.	The Company will keep minutes of the proceedings in the General Meeting, including the names of the participating shareholders, the numbers of Shares they hold, and details of the issues discussed at the general meeting, and the resolutions the meeting has passed.

20.6.	The minutes, signed by the chairperson of the general meeting, are prima facie evidence of their content.

21.	Voting and Decision-Making at the General Meetings

21.1.	A shareholder who wishes to vote at the General Meeting must prove their ownership of the share to the Company, under the Companies Law. Without detracting from the foregoing, the Board of Directors may set instructions and procedures for the purpose of proof of ownership of Company Shares. Among other things, a verified electronic message, under Section 44K5 of the Securities Law, concerning the electronic voting system user data, is considered a Confirmation of Ownership.

21.2.	Any shareholder may vote at a General Meeting in person or by proxy, all in accordance with the provisions of these Articles, and subject to the Companies Law. The proxy does not have to be a Company shareholder.

21.3.	Subject to any applicable law, any joint holder of a share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the Shareholder Register or the Confirmation of Ownership or another document as the Board of Directors determines for this purpose will vote due to that share, as applicable.

Several guardians or estate administrators of a Registered Shareholder who passed away are considered joint holders of these Shares, for the purposes hereof.

Without detracting from the foregoing, if more than one shareholder is listed as the shareholder in the Company’s Shareholder Register, the Company will consider the first Person appearing on the Register as the other Registered Shareholders’ representative, unless the Company receives a document, signed by the majority of joint shareholders, or a court order, stating the name of another Registered Shareholder as the shareholders’ representative.

21.4.	Anyone who is eligible to a share may vote by the power of that share at any general meeting, as though they are the share’s registered holder, as long as they proves their title to the share to the Board of Directors’ satisfaction, in the manner determined in the Companies Law for that purpose.

21.5.	Deed of Appointment

21.5.1.	A Deed of Appointment must be made In Writing and signed by the appointing party, and if the appointing party is an Entity, the Deed of Appointment must be made In Writing and signed in a way that binds the Entity; the Board of Directors may demand that the Company receive written confirmation of the signatories’ power to bind the Entity, before gathering the meeting, to the Board of Directors’ satisfaction. The Board of Directors may also set instructions and proceedings in connection with this.

21.5.2.	The Deed of Appointment or a suitable copy, to the Board of Directors’ satisfaction, is to be deposited at the Registered Office or elsewhere, in Israel or outside it, as the Board of Directors may decide from time to time, in general or for a specific instance–at least 48 hours before the meeting or the deferred meeting start time, as applicable, in which the proxy intends to vote by the power of that Deed of Appointment. The foregoing notwithstanding, the chairperson of the meeting may accept such a Deed of Appointment even after that date, if they considered appropriate, at their discretion. If the Deed of Appointment is not accepted, as stated above in this Article, it will not be effective at that meeting.

21.5.3.	A proxy may participate in the discussions at the General Meeting and be elected chairperson of the meeting, as the appointing shareholder would have been entitled to, unless stated otherwise in the deeds of appointment.

21.5.4.	The Deed of Appointment must be made In Writing in a standard format acceptable to the Board of Directors.

21.5.5.	The Deed of Appointment must state the General Meeting for which it is made. The foregoing notwithstanding, a shareholder may make a Deed of Appointment for a limited or an unlimited period.

21.5.6.	The Deed of Appointment must state the number and class of Shares for which it has been made. If the Deed of Appointment does not state the number of Shares for which it is made or if the number of Shares it states is higher than the number of Shares registered to the shareholder’s name or according to the Confirmation of Ownership, as applicable, the Deed of Appointment will be considered to have been made for all of the shareholder’s Shares.

21.5.7.	If the Deed of Appointment is made for a lower number of Shares than the number of Shares listed to the shareholder’s name or stated in the Confirmation of Ownership, as applicable, the shareholder will be considered to have abstained from voting on its remaining Shares, and the Deed of Appointment will be in effect for the number of Shares listed in it.

21.5.8.	Without detracting from the provisions on the appointment of a proxy, a shareholder who holds more than one share may appoint more than one proxy, as long as each Deed of Appointment states the number and class of Shares for which it is made.

If the total number of Shares of any class listed in the deeds of appointment made by a single shareholder exceeds the number of Shares of that class registered to that shareholder’s name or stated in the Confirmation of Ownership, as applicable, all deeds of appointment made by that shareholder shall be void.

21.5.9.	A vote made under a Deed of Appointment will be valid even if the appointing party has passed away or has been declared unfit or if the Deed of Appointment has been revoked or if the share for which it has been granted was transferred before the vote, unless the Office receives written notice, before the meeting, of the death, incapacity, revocation, or transfer, as applicable. The foregoing notwithstanding, the chairperson of the meeting may accept such a notice during the meeting, if they consider it appropriate, at their discretion.

21.5.10.	The Deed of Appointment also applies to any deferred meeting of the meeting to which it refers, as long as it does not state otherwise.

21.6.	Voting Ballot

21.6.1.	Shareholder may vote at the general meeting using a ballot or an electronic ballot, on all issues on the agenda of the general meeting, including issues that are not listed in Section 87 of the Companies Law.

21.6.2.	A Shareholder may vote by way of a proxy card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms.

21.6.3.	A ballot the Company receives as stated in this Article on a particular issue on which the General Meeting did not hold a vote will be counted as an abstaining vote for the purpose of deciding to postpone the meeting, and it will be counted at the deferred meeting, according to the vote stated in it.

21.7.	A shareholder or a proxy may vote by the power of some Shares they own or for which they are proxies, and otherwise over other Shares.

21.8.	Each Ordinary Share entitles its holder to participate in Company general meetings, and to a single vote.

21.9.	The decision that is up for a vote at the General Meeting will be decided by counting the votes; votes will be counted in the way the chairperson of the meeting decides.

21.10.	The chairperson’s declaration that the General Meeting voted for or against a resolution, unanimously or by a particular majority, and any comment made on this matter in the meeting minutes, is considered prima facie evidence of its contents, and there is no need to prove the number of votes or the proportion of votes for or against the proposed resolution.

21.11.	Subject to the Companies Law, and unless expressly stated otherwise in these Articles, General Meeting resolutions are to be made by a Majority of votes. The chairperson of the meeting will not have a second or a tie-breaking vote. In the event of a tied vote, the proposed resolution the shareholders voted on will be considered to have been denied.

21.12.	The chairperson of the General Meeting may postpone it or postpone the discussion or the decision on a particular meeting on the agenda, with the consent of the meeting, if a quorum is present, to another place and time, and they are required to do so at the meeting’s demand. Only the issues appearing on the agenda on which no resolution has been made at the meeting that decided to postpone the meeting may be discussed at such a deferred meeting. If the General Meeting is postponed by more than 21 days, notice will be made of the deferred meeting, as stated above in Articles 19.11 and 19.12.

22.	The Board of Directors

22.1.	The number of directors may be no less than 6 and no more than 9 (including external directors to the extent required to be appointed to the Board of Directors pursuant to the Companies Law, and independent directors).

22.2.	(a) The directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board of Directors pursuant to the requirements of the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i) The term of office of the initial Class I directors shall   commence on the Merger Effective Time (as defined in the Business Combination Agreement between the Company, SPAC (as defined therein), Merger Sub (as defined therein), SPAC Representative (as defined therein) and Company Representative (as defined therein) dated April 4, 2024; the “Merger Effective Time”) and shall expire at the Annual Meeting to be held in 2025 and when their successors are elected and qualified;

(ii) The term of office of the initial Class II directors shall commence on the Merger Effective Time and shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii) The term of office of the initial Class III directors shall commence on the Merger Effective Time and shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) At each Annual Meeting, commencing with the Annual Meeting to be held in 2025, each Nominee or Alternate Nominee (each as defined below) elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

(c) If the number of directors (excluding external directors, if any were elected) that comprises the Board of Directors is hereafter changed by the Board of Directors, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the Classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d) Prior to every General Meeting of the Company at which directors are to be elected, and subject to clauses (a) and (g) of this Article 22, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of persons to be proposed to the Shareholders for election as directors at such General Meeting (the “Nominees”).

(e) Any Proposing Shareholder requesting to include on the agenda of an Annual Meeting a nomination of a Person to be proposed to the Shareholders for election as director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 22.2(e), Article 19.5 and any applicable law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 19.15, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) Years, and any other material relationships, between the Proposing Shareholder(s) or any of its Affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the Annual Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F (or Form 10-K, if applicable) or any other applicable form prescribed by the U.S. Securities and Exchange Commission; (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, external director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any Person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 22.2(e) and Article 19.15, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual Meeting at which they are subject to election. Notwithstanding Articles 22.2(a) and 22.2(b), in the event of a Contested Election (as defined below), the method of calculation of the votes and the manner in which the resolutions will be presented to the Annual Meeting shall be determined by the Board of Directors in its discretion. For the purposes of these Articles, election of directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the CEO) as of the close of the applicable notice of nomination period under Article 19.15 or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 19.15, this Article 22.2 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided, further, that, if, prior to the time the Company mails its initial proxy statement in connection with such election of directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a Contested Election. Shareholders shall not be entitled to cumulative voting in the election of directors, except to the extent specifically set forth in this Article 22.2(f).

(g) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of external directors, if need to be elected and to serve on the Board of Directors pursuant to the Companies Law, shall be only in accordance with the applicable provisions set forth in the Companies Law.

22.3.	Without derogating from Article 22.2, the term of office of a director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

22.4.	The Board of Directors may at any time and from time to time appoint any Person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the minimum number stated in Article 22.1 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing directors may continue to act in every matter, provided, however, that if the number of directors serving is less than the minimum number provided for pursuant to Article 22.1 hereof, they may only act in an emergency or to fill the office of directors which have become vacant up to the number required in order to reach a number of serving directors equal to the minimum number provided for pursuant to Article 22.1 hereof, or in order to call an Extraordinary Meeting of the Company for the purpose of electing directors to fill any or all vacancies up to the maximum number of directors. The office of a director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the minimum number stated in Article 22.1 hereof, the Board of Directors shall determine at the time of appointment the Class pursuant to Article 22.2 to which the additional director shall be assigned. .

22.5.	A director’s position will vacate automatically in each of these cases:

22.5.1.	If they resign or are dismissed;

22.5.2.	If they are declared bankrupt, as long as they are not exempt;

22.5.3.	If they are charged with an offense, as stated in Section 232 of the Companies Law;

22.5.4.	In accordance with a court decision, as stated in Section 233 of the Companies Law;

22.5.5.	If they are declared legally incapacitated;

22.5.6.	If their term lawfully expires on its own;

22.5.7.	If they pass away;

22.5.8.	When giving notice of enforcement measures, as stated in Section 232A of the Companies Law;

22.5.9.	When giving notice under Section 227A or Section 245A of the Companies Law;

22.6.	Any director may resign by giving the Board of Directors, the Chairperson of the Board of Directors, or the Company, due notice, as required in the Companies Law, and the resignation will come into effect on the notice delivery date, unless the notice states a later date. The director must state the reasons for their resignation.

22.7.	Subject to the Companies Law, the Company may compensate directors in consideration for their service, and for special services, as the general meeting may decide. Directors are also entitled to travel expenses reimbursement, daily sustenance expenses, and so on, in connection with their participation in Board of Directors meetings or the performance of their duties in their capacity as directors, as the general meeting may decide.

22.8.	The above provisions do not prevent directors who are also Company employees or Company subsidiary employees from receiving wages and other benefits due to their employment, as long as such a director’s terms of employment have been approved, under the Companies Law.

22.9.	Notwithstanding anything to the contrary herein, Articles 22.1, 22.2, 22.4, 22.5 and this Article 22.9 may only be amended or replaced by a resolution adopted by the Special Majority.

22.10.	Alternate Director

22.10.1.	Any director may appoint an alternate director. The foregoing notwithstanding, anyone who is not fit to be appointed as a director may not be appointed or serve as an alternate director, nor will an acting Company director or an acting alternate director.

22.10.2.	An acting director may be appointed as an alternate to a member of a Board of Directors Committee if the candidate alternate director to the Committee member is not a member of the same Committee, and if they are an alternate director to an external director, the candidate must be an external director who is an expert on accounting or finance, or with professional qualifications, according to the replaced director’s qualifications.

22.10.3.	An alternate director is considered the same as the director they replace, and they may appear at Board of Directors and Board of Directors Committee meetings, participate, and vote in them, like the appointing director.

22.10.4.	A director who has appointed an alternate director may revoke the appointment at any time, subject to any applicable law. An alternate director’s position will vacate whenever the appointing director’s position is vacated.

22.10.5.	Alternate directors must be appointed or dismissed as stated above by written notice to the alternate director and to the Company, and the appointment will come into effect after the Deed of Appointment or deed of revocation comes into effect, as set forth above, or on the date stated in the Deed of Appointment or the deed of revocation, according to the latter, and if the term is not stated in the appointment notice, it will overlap with the appointing director’s term.

22.10.6.	Subject to the Companies Law, the Company may compensate the alternate director in exchange for their participation in Board of Directors meetings.

23.	Powers and Responsibilities of the Board of Directors

23.1.	The Board of Directors holds all powers and authorities vested in it under these Articles, the Companies Law, and any other law.

23.2.	Without detracting from the provisions of these Articles, the Board of Directors is to outline the Company policy and supervise the performance of the CEO’s duties and actions, including:

23.2.1.	Establishing the Company’s plans of action, the financing principles, and priorities;

23.2.2.	Inspecting the Company’s financial situation and setting the credit facility the Company may accept;

23.2.3.	Determining the organizational structure and wage policy;

23.2.4.	It may decide to issue a debenture series;

23.2.5.	Drafting and approving the financial statements, as stated in Section 171 of the Companies Law;

23.2.6.	Reporting on the state of the Company’s affairs and business outcomes to the general meeting, as stated in Section 173 of the Companies Law;

23.2.7.	Appointing and dismissing the CEO;

23.2.8.	Deciding on actions and transactions that require its approval in accordance with these Articles or with Sections 255 and 268 to 275 of the Companies Law;

23.2.9.	At its choice, allotting Shares and securities that can be converted into Shares up to the limit of the Company’s registered share capital;

23.2.10.	At its choice, deciding to distribute dividends or bonus Shares, as applicable;

23.2.11.	Determining the rights of signature in the Company;

23.2.12.	Making purchase decisions, as “purchase” is defined in Section 1 of the Companies Law, from all Company shareholders, some of them, or any of them, at its discretion;

23.2.13.	Stating its opinion on any special purchase offer, as stated in Section 329 of the Companies Law;

23.2.14.	Set the minimum necessary number of directors that must have accounting or financing qualifications, as defined in Section 240 of the Companies Law, considering the Company’s classification, size, operating volume, and the complexity of its operations, among other things, provided that the number is at least one.

The Board of Directors’ powers pursuant to this Article may not be delegated to the CEO, except as set forth in the Companies Law.

23.3.	Any Company power that is not vested in another organ in the Companies Law or in these Articles is vested in the Board of Directors.

23.4.	Exercising the CEO’s Powers

23.4.1.	The Board of Directors may decide to assume some of the powers granted to the CEO, all for a particular purpose, or for a particular duration, that may not exceed the necessary duration under the circumstances.

23.4.2.	Without detracting from the foregoing, the Board of Directors may instruct the CEO on how to act in a particular matter. If the CEO does not comply with the instructions, the Board of Directors may exercise the required authority, to perform the instructions in the CEO’s place.

23.4.3.	If the CEO cannot exercise their powers, the Board of Directors may exercise them in their place.

23.5.	Subject to the Companies Law and to the provisions of these Articles, the Board of Directors may delegate powers to the CEO, to a Company officer, or to any other person. The Board of Directors may delegate powers for a particular purpose or for a particular duration, all at the Board of Directors’ discretion.

24.	Board of Directors Committees

24.1.	Subject to the Companies Law, the Board of Directors may, at its choice, establish committees with two members or more, appoint members from among the directors (“Board of Directors Committee”), and delegate all or some of its powers to a Board of Directors Committee.

24.2.	No non-directors may serve in a Board of Directors Committee that has been assigned some of the Board of Directors’ powers. Non-directors may serve in Board of Directors Committees, in an advisory capacity.

24.3.	The foregoing notwithstanding, the Board of Directors may not delegate powers to a Board of Directors Committee on the following subjects, though it may establish committees to make recommendations:

24.3.1.	Setting the Company’s general policy;

24.3.2.	Making a distribution, unless this concerns a purchase of Company Shares according to the parameters the Board of Directors has set in advance;

24.3.3.	Setting the Board of Directors’ position on a matter that requires the general meeting’s approval, or stating the Board of Directors’ opinion on the profitability of a special purchase offer, as stated in Section 329 of the Companies Law;

24.3.4.	Appointing directors;

24.3.5.	Issuing or placing Shares or securities that can be converted into Shares or exercised as Shares, or of a debenture series, except a permissible delegation to a Board of Directors Committee;

24.3.6.	Approving the financial statements;

24.3.7.	Authorizing transactions and actions that require the Board of Directors’ approval under Sections 255 and 268 to 275 of the Companies Law.

24.4.	Any decision made or action taken by a Board of Directors Committee to which the Board of Directors delegated its powers is considered the same as a Board of Directors decision or action, unless the Board of Directors states otherwise expressly, for a particular purpose, or for a particular committee. From time to time, the Board of Directors may expand, reduce, or revoke the powers delegated to a Board of Directors Committee, though such a revocation or a reduction of powers does not detract from the force of a Committee decision that the Company has acted on toward any other Person who did not know about the revocation.

24.5.	Board of Directors Committee Meetings

24.5.1.	Subject to the Companies Law, the quorum for starting a Board of Directors Committee meeting is two committee members who are serving as of the time of the meeting or their alternates, unless the Board of Directors states otherwise.

24.5.2.	The provisions of these Articles regarding Board of Directors actions apply to Board Of Directors Committees, mutatis mutandis, as long as no Board of Directors instructions replace them for this purpose, all subject to the Companies Law.

24.5.3.	Any Board of Directors Committee must give the Board of Directors regular reports of its decisions or recommendations.

25.	Board of Directors Actions

25.1.	Subject to the provisions of these Articles, the Board of Directors may convene to perform its duties and postpone its meetings and regulate its actions and discussions as it considers desirable.

25.2.	The Board of Directors will appoint one member to serve as the Chairperson of the Board of Directors, and it may also dismiss the Chairperson of the Board of Directors and appoint another Person in their place. The Board of Directors may appoint one or more directors as Deputy Chairperson of the Board of Directors, who will serve in the Chairperson’s place in their absence. The Board of Directors may set the duration of the Chairperson’s and the Deputy Chairperson’s service. If no such duration is determined, the Chairperson and the Deputies will act as long as they serve as directors, and as long as the Board of Directors does not resolve to replace them.

25.3.	The Chairperson of the Board of Directors will preside over and administer the Board of Directors meeting. If the Chairperson of the Board of Directors is absent from a Board of Directors meeting according to an advance notice, or if they do not appear at the meeting within 15 minutes of the scheduled start time, the Deputy Chairperson of the Board of Directors will preside over the meeting, if such a deputy has been appointed. If both the Chairperson of the Board of Directors and their deputy are absent from the meeting, the present directors will elect one of them as chairperson of the meeting.

25.4.	The Board of Directors will gather according to the Company’s needs, and at least once every three Months.

25.5.	The Chairperson of the Board of Directors may gather the Board of Directors at any time, and set the place and time of the Board of Directors meeting.

25.6.	Without detracting from the foregoing, the Chairperson of the Board of Directors must gather the Board of Directors at the occurrence of one or more of the following:

25.6.1.	At least two directors require that the Board of Directors gather to discuss the matter stated in their demand, and if the Company has the minimum number of directors or fewer, as stated in Article 22.1 of these Articles, or if that stated in Section 257 of the Companies Law is true, a demand by at least one director, to gather the Board of Directors to discuss the issues stated in the demand will suffice;

25.6.2.	Receiving a notice or a report by the CEO that require action on the Board of Directors’ part;

25.6.3.	Receiving the Auditor’s notice of material defects in the Company’s accounting control.

Upon receiving such a notice or report, the Chairperson of the Board of Directors will gather the Board of Directors without delay and no later than 14 days of the demand, notice, or report, as applicable.

25.7.	All directors must receive a notice of the Board of Directors gathering a reasonable time before the meeting date. Alternate directors are not entitled to receive notice of Board of Directors meetings.

25.8.	The foregoing notwithstanding, the Board of Directors may gather in urgent cases and with the majority of directors’ consent, without notice.

25.9.	The Chairperson of the Board of Directors will set the Board of Directors meetings’ agenda, and the agenda will include the issues set by the Chairperson of the Board of Directors, and any other issue any director or the CEO has asked the Chairperson of the Board of Directors to include on the agenda a reasonable time before gathering the Board of Directors meeting.

25.10.	The notice of gathering the Board of Directors must state the time and place of the meeting and a reasonably detailed description of the matters to be discussed therein, according to the agenda. The notice may be made orally or In Writing.

25.11.	Any written notice of the Board of Directors meeting must be made to directors at the address they give the Company in advance, unless they ask or agree to receive notices elsewhere.

25.12.	The quorum for starting a Board of Directors meeting will be a majority of acting directors as of the meeting, who are eligible to participate in it, or their alternates who are not precluded by law from participating in Board of Directors meetings, but no fewer than two directors. If no quorum is present within thirty minutes of the scheduled Board of Directors meeting start time, the meeting will be postponed by three days or to a later time. If no quorum is present at such a deferred meeting within 30 minutes of gathering, the present directors who may vote will form a quorum.

25.13.	Each director will have one vote. Board of Directors decisions will be made by the majority of votes of directors who are present at the meeting and vote, not including abstaining votes. The Chairperson of the Board of Directors will not have the tie-breaking vote in the event of a tie.

25.14.	In the event of a tie, the decision on which the directors voted will be considered to have been rejected.

25.15.	The Board of Directors may hold meetings using any media as long as all participating directors can hear one another simultaneously. The Board of Directors may set the manner and methods of administering a meeting via conference.

25.16.	The Board of Directors may make decisions without gathering and practice, as long as all directors who are eligible to participate in the discussion and vote on the matter submitted to them agree not to gather to discuss this matter. A decision made this way is valid for all intents and purposes, as though it had been made in a duly gathered and administered Board of Directors meeting.

26.	Minutes

26.1.	The Board of Directors will make sure to keep minutes of the proceedings in Board of Directors meetings. All minutes must include the names of the participating directors and anyone else who was present at the meeting, and a description of the matters that were discussed and the decisions that were made at the meeting.

26.2.	The Chairperson of the Board of Directors or the chairperson of the meeting must sign all minutes, as applicable; such authorized, signed minutes are considered prima facie evidence of their content.

26.3.	This Article 26 also applies to all Board of Directors Committee meetings and to Board of Directors decisions that were passed without gathering.

27.	The CEO

27.1.	From time to time, the Board of Directors will appoint the Company’s CEO; it may appoint more than one CEO. The Board of Directors may also dismiss the CEO or replace them, as it considers appropriate.

27.2.	The CEO does not have to be a Company shareholder or a director.

27.3.	The CEO is responsible for the management of the Company’s regular affairs, in accordance with the policy set by the Board of Directors, and subject to the Board of Directors’ instructions.

27.4.	The CEO holds all executive and administrative powers not vested in another Company organ in the Companies Law or in these Articles or under them, except for such authorities to be assigned from the CEO to the Board of Directors according to Article 23.4.1 above, if any; the CEO is accountable to the Board of Directors.

27.5.	Subject to the Companies Law and these Articles, the Board of Directors may at times give and grant the CEO the Board of Directors’ powers under these Articles, as it considers desirable, and it may also delegate its powers for a duration, for the purposes, at the terms, and subject to the limitations it finds suitable, and the Board of Directors may also grant the CEO ger these powers without waiving them, or instead of them, wholly or partly, and from time to time, it may revoke, deny, and alter these powers, or some of them.

27.6.	Without detracting from that stated in Article 31 of these Articles, the CEO may delegate their powers to one or more Person who are subordinate to them, with the Board of Directors’ permission; the Board of Directors’ permission may be given in general or for a particular purpose.

27.7.	Without detracting from the Companies Law and any other law, the CEO will report to the Board of Directors on the subjects, at the times, and in the scope the Board of Directors determines, in a specific decision, or according to the Board of Directors procedures.

27.8.	The Board of Directors will set the terms of the CEO’s service, subject to the Companies Law. The CEO may receive their wages as a salary or brokerage fees or a share in the profits or by granting securities or a right to buy securities or in any other way.

28.	The Validity of Actions and Transaction Authorization

28.1.	Subject to the provisions of any applicable law, any action the Board of Directors, a Board of Directors Committee, or any Person in their capacity as a director or as a member of a Board of Directors Committee, or an officer, may perform, as applicable–is valid, even if it later turns out that there was a defect in the appointment of the Board of Directors, the Board of Directors Committee, the director, the committee member, or the officer, as applicable, or that any of the above officers were disqualified from serving as such.

28.2.	Subject to the Companies Law, if an officer is a Company shareholder or an interested party or an officer in any other Entity, including an Entity that the Company is interested in or that is a Company shareholder, this will not disqualify the officer from being a Company officer. No Company officer will be disqualified because they, or any such Entity, are party to a contract with the Company, on any matter, and in any way.

28.3.	Subject to the Companies Law, a person’s status as a Company officer will not disqualify that person, their relative, or any other Entity that they are interested in, from entering into transactions with the Company that the officer has any personal stake in.

28.4.	Subject to the Companies Law, an officer may participate and vote in discussions on the approval of transactions or actions they have a personal interest in.

28.5.	Subject to the Companies Law, a general notice by a Company officer or the Company’s controlling shareholder of a personal interest in any Entity, made to the Board of Directors, with a description of the personal interest, is considered disclosure of such an officer’s or controlling shareholder’s personal interest to the Company, for the purpose of any engagement with such an Entity, or an engagement that such an Entity has a personal interest in.

29.	Signature on Behalf of the Company

29.1.	Subject to the Companies Law and to the provisions of these Articles, the Board of Directors may authorize any Person to act and sign on behalf of the Company, alone or with another, in general, or for particular purposes.

29.2.	The Company will have a stamp bearing its name. No signature on any document will bind the Company unless those authorized to sign on its behalf sign it with the Company’s stamp or name in print.

30.	Appointment of Representatives

30.1.	Subject to the Companies Law, the Board of Directors may authorize any Person as the Company’s representative, for such purposes, and with such authorities and discretions, for a period, and subject to such terms, as the Board of Directors considers suitable, at any time.

30.2.	Subject to the Companies Law, the Board of Directors may authorize such a Person to assign all or some powers, authorizations, and discretions granted to them, among other things.

31.	Exemption, Indemnification, and Insurance

31.1.	Exemption

Subject to the Companies Law, the Company may, at the maximum permissible in the law, exempt an officer from all or some of their liability, in advance or in retrospect, due to damage of any kind caused to them or that may be caused to them, directly or indirectly, if it was or is caused following a violation of the duty of care toward the Company, including for any decision, failure to decide, or any derivative of the above, and due to any other incident, cause, liability, expense, or damage, if it is permissible to grant an exemption due to them pursuant to the Companies Law at the relevant time for approving the exemption, except in the event of a violation of the duty of care toward the Company within a distribution.

The foregoing also applies to a Company officer’s exemption in connection with their role as an officer in a subsidiary or position holder in a subsidiary or in any other company that the Company has a share in, directly or indirectly, or that the Company is otherwise interested in (“Other Company”).

31.2.	Insurance

Subject to any applicable law, the Company may enter into contract to cover any Company officer’s liability, as imposed on them following an action they perform in their capacity as a Company officer, to the maximum extent permitted in the law, due to each of the following:

31.2.1.	A violation of the duty of care toward the Company or toward another person;

31.2.2.	A violation of the fiduciary duty toward the Company, as long as the officer acted in good faith and had reasonable grounds for assuming the action will not harm the Company’s best interest;

31.2.3.	A monetary liability imposed on them for the benefit of another person;

31.2.4.	Expenses the officer spent or has been charged with in connection with an Administrative Enforcement Proceeding they were subject to, including reasonable litigation expenses, such as an attorney’s fee;

31.2.5.	A payment imposed on the officer for the benefit of an injured party, as stated in Section 52.BBB(A)(1)(A) of the Securities Law (“Payment to an Injured Party”).

31.2.6.	Any other Company officer liability, undertaking, or expense that may be lawfully insured now or in the future.

31.3.	Indemnification

Subject to any applicable law, the Company may indemnify an officer therein due to a liability or an expense imposed on them or that they have spent following an action performed in their capacity as a Company officer, to the maximum amount permitted under any applicable law, and as stated below:

31.3.1.	A monetary liability imposed on them for the benefit of another Person according to a judgment, including a judgment in a settlement or an arbitration award that a court has ratified;

31.3.2.	Reasonable litigation expenses, including an attorney’s fee, that officer has spent because of an investigation or proceeding administered against them by an authority that is authorized to administer an investigation or a proceeding, that concluded without a criminal charge lodged against them, and without imposing a monetary sanction on them in lieu of a criminal proceeding, or that has concluded without submitting a criminal charge, but by imposing a monetary sanction in lieu of a criminal proceeding, in an offense that does not require proof of mens rea or in connection with a monetary sanction. In this Article: (1) “conclusion without submitting a criminal charge in a matter in which a criminal investigation has been launched”; and (2) “a monetary sanction in lieu of a criminal proceeding” are as defined in Section 260 (A)(1A) of the Companies Law;

31.3.3.	Reasonable litigation expenses, including an attorney’s fee, the officer spent or was charged with by a court, in a proceeding lodged against the officer by the Company or on its behalf or by another person, or in a criminal charge the officer was acquitted from, or in a criminal offense it was charged with, that does not require proof of mens rea;

31.3.4.	Expenses the officer has spent or has been charged with in connection with an Administrative Enforcement Proceeding they were subject to, including reasonable litigation expenses, such as an attorney’s fee, to the extent permitted under the law.

31.3.5.	Any Payment to an Injured Party, including reasonable litigation expenses, such as an attorney’s fee.

31.3.6.	Any liability, undertaking, or other expense for which it is or will be permissible to indemnify Company officers.

31.4.	Advance Indemnification

31.4.1.	The Company may give an advanced undertaking to indemnify an officer due to a liability or an expense, as stated in Article 32.3 hereof, as long as the advance undertaking to indemnify due to a liability, as stated in Article 32.3.1 above, is limited to events the Board of Directors considers predictable given the Company’s activity in practice when making the undertaking to indemnify, and to an amount or according to a criterion that Board of Directors has found reasonable under the circumstances, and that the undertaking to indemnify states the events the Board of Directors considers foreseeable, given the Company’s activity in practice when making the undertaking, and the amount or the criteria the Board of Directors has found reasonable under the circumstances.

31.4.2.	The total, aggregate indemnification amount the Company will bear according to the advanced undertaking to indemnify due to such liability, as stated above in Article 32.3.1 (along with the amounts to be received from an insurance company, if any, under an officer liability insurance policy the Company has acquired) for all Company officers, shall be determined under the Company’s compensation policy.

31.5.	Retroactive Indemnification

Subject to the Companies Law, the Company may indemnify any officer after the fact, for a liability or expense, as stated in Articles 31.3.1 to 31.3.6 above, including with regards to an indemnification for a liability as stated in Article 31.3.1, without applying the restrictions stated in Article 31.4 above.

31.6.	Prohibition on Insurance and Indemnification

According to the Companies Law, and as long as the Companies Law does not allow otherwise, the Company may not enter into contract to cover the liability of an officer therein, and may not indemnify or exempt any of its officers from their liability toward the Company due to any of the following:

31.6.1.	A violation of the fiduciary duty, except for the purpose of indemnification and insurance due to a violation of the fiduciary duty toward the Company, if the officer has acted in good faith, and had reasonable grounds for assuming the action will not harm the Company’s best interests;

31.6.2.	A deliberate or reckless violation of the duty of care, unless it has been made out of negligence;

31.6.3.	An action with the intent of unlawfully making a personal gain;

31.6.4.	A fine, as civil fine, a monetary sanction, or a monetary settlement in lieu of a criminal proceeding imposed on them;

31.6.5.	Directly or indirectly insuring a proceeding under Chapter H3 (Imposition of a Monetary Sanction by the Authority), Chapter H4 (Imposition of Administrative Enforcement measures by an Enforcement Committee), or Chapter I1 (Arrangement for a Conditional Avoidance from Launching Proceedings or Terminate Proceedings) of the Securities Law.

If the Companies Law or any other relevant law is amended so that it is possible to enter into an insurance contract, to exempt from liability, or to indemnify in connection with any of the above provisions, these Articles will be considered to have been amended automatically (with no need for any other action or resolution), as though they incorporate any such change, to the maximum extent permitted by the law.

31.7.	The above provisions on exemption, indemnification, and insurance, are not intended to, nor will they, limit the Company in any way in granting any exemption or in entering into an insurance or an indemnification contract or prevent it from exempting, insuring, or indemnifying:

31.7.1.	Non-Company officers, including Company employees, contractors, or consultants, who are not officers, if the Company may do so subject to the provisions of any applicable law;

31.7.2.	Officers or other functionaries in subsidiaries or other companies;

31.7.3.	Officers, if this is not prohibited under the law, or if it is permitted in the future.

31.8.	Note that in this Article 31, any such exemption, indemnification, or insurance undertaking to the benefit of an officer may also be in effect after that officer no longer is a Company officer.

31.9.	As set forth above, the Company may indemnify, insure, and exempt any officer from liability, at the maximum extent permitted under applicable law. Accordingly: (1) Any amendment to the Companies Law, the Securities Law, to the Economic Competition Law, or any other relevant law that extends the Company’s ability to indemnify, insure, or exempt any officer from liability, or that expands any officer’s right to be indemnified, insured, or exempt from liability, beyond or in addition to the provisions of these Articles, will apply to the maximum permissible extent, automatically and effective immediately, to all Company officers, and will be considered to have been incorporated into these Articles to the greatest extent permitted by the law; (2) Any amendment to the Companies Law, to the Securities Law, to the Economic Competition Law, or to any other law, that diminishes the Company’s ability to indemnify, insure, or exempt any officer from liability, or that prejudices any officer’s right to such an indemnification, insurance, or exemption from liability, as set forth herein, may not be effective after the fact, and will not affect undertakings or the Company’s ability to indemnify, insure, or to exempt any officer from liability due to any act (or omission) made before such an amendment has been made, unless stipulated otherwise in applicable law, and to the extent stipulated. If the law stipulates that the provision’s effect is conditioned upon the inclusion of a provision allowing the indemnification, insurance, or exemption from liability in such cases in the Company’s Articles, this provision is considered to have been incorporated into these Articles (including, and without detracting from the generality of the foregoing, as stated in Section 56H of the Securities Law, and in Section 50P of the Economic Competition Law, as stated from time to time). For the sake of proper order, the provisions of this Article do not apply to changing the maximum indemnification amount stated in Article 32.4.2 above, that will not be updated automatically.

32.	Dividends, Funds, and Capitalization of Funds and Profits

32.1.	Before deciding to distribute a dividend, the Board of Directors may set aside amounts out of the profits, at its decision, into a general fund, or into a dividend distribution reserve fund, to distribute bonus Shares, or for any other purpose, at the Board of Directors’ discretion. At the Board of Directors’ discretion, Company profits that the Board of Directors has decided not to distribute as dividends will be carried over to the Year after.

32.2.	Until such funds are used, the Board of Directors may invest the funds it has set aside in this way, and the money in the funds in any investment, as it considers desirable, handle these investments, vary them, or otherwise use them, and it may divide the reserve fund into special funds, and use any fund or part thereof for the benefit of the Company’s business, without keeping it separate from the Company’s remaining assets, all at the Board of Directors’ discretion, at the terms it may set.

32.3.	Subject to the Companies Law, the Board of Directors may decide to distribute a dividend. If the Board of Directors decides to distribute a dividend, it may decide to pay it, entirely or partly, in cash, or through a distribution in kind, including by distributing securities, or in any other way, at its discretion.

32.4.	Subject to the Companies Law, the Board of Directors may decide to issue bonus Shares, and convert some of the Company’s profits, as defined in Section 302(B) of the Companies Law, into share capital, out of the premium on Shares or out of any other source of Company equity, as stated in the Company’s most recent financial statements, at an amount that the Board of Directors will determine, that may be no less than the bonus Shares’ par value.

32.5.	The bonus Shares to be allotted according to this Article will be considered to have been fully paid up.

32.6.	Subject to the rights attached to classes of Shares the Company might issue under these Articles, shareholders will receive dividends or bonus Shares in proportion to the par value of each share, regardless of any premium paid on it.

32.7.	To execute the decision to distribute a dividend or issue bonus Shares, the Board of Directors may:

32.7.1.	Settle any difficulty that may arise in connection with this as it sees fit to, and take any measure it considers necessary to overcome this difficulty;

32.7.2.	Decide that fractions or fractions whose amount is lower than a particular amount the Board of Directors will set will not be counted for the purpose of adjusting the shareholders’ eligibility, or to sell fractions of Shares and to pay the net consideration to the entitled shareholders;

32.7.3.	Authorize anyone to sign any document or other document as required to effect the issue or distribution on behalf of the shareholders, and in particular, to sign and submit such a written document as stated in Section 291 of the Companies Law for registration;

32.7.4.	Set the value of particular assets to be distributed and decide that cash payments made to shareholders will be made according to the set value;

32.7.5.	Vest cash or particular assets to trustees for the benefit of those entitled to them, as the Board of Directors will find beneficial;

32.7.6.	Make any other arrangement, as Board of Directors might consider necessary, to facilitate the issue or the distribution, as applicable.

32.8.	Dividends or other benefits due to Shares will not bear interest or linkage differentials.

32.9.	The Board of Directors may withhold any dividend or bonus share or any other benefits on a share, if the consideration for such a share has not been paid to the Company, in whole or in part, and collect any such amount or consideration received from the sale of all bonus Shares or other benefits on account of the debts or liabilities due to such a share, whether this share is owned solely by the indebted shareholder or jointly with other shareholders.

32.10.	The Board of Directors may withhold any dividend or bonus share or other benefit due to a share that any Person may be registered as the holder of in the Register or has a right to transfer, until this Person is registered as that share’s holder or until it lawfully transfers it, as applicable.

32.11.	From time to time, the Board of Directors may determine the dividend payment methods or bonus share issue methods, or the way they will be transferred to the eligible parties, and the instructions, procedures, and arrangements in connection with this, both for Registered Shareholders and Non-Registered Shareholders. Without detracting from the generality of the foregoing, the Board of Directors may determine as follows:

32.11.1.	Dividends or funds to be distributed to Registered Shareholders will be paid to the Registered Shareholders by a check sent by mail to their address, as it appears in the Shareholder Register; or, if the Shares are held by joint shareholders, to the name of the shareholder whose name appears first in the Shareholder Register with regard to the jointly held Shares. All such checks will be sent at the Registered Shareholder’s risk.

32.11.2.	Dividends for a lower amount than a specific amount the Board of Directors will set will not be paid by check, as stated above, and will be subject to the provisions of Sub-Article 33.11.3 below.

32.11.3.	Dividends or funds distributed to Registered Shareholders will be paid at the Office or elsewhere, at the Board of Directors’ choice.

32.11.4.	A dividend that is distributed to Non-Registered Shareholders will be transferred to them through the nominee company or in any other method the Board of Directors might choose.

32.12.	If two or more people are registered as joint shareholders in the Register, either may issue a valid receipt due to any dividend, share, or other security, or other funds or benefits they are entitled to due to the share.

33.	Company Documents

33.1.	Shareholders have a right of review of Company documents as stated in Section 184 of the Companies Law, upon fulfillment of the conditions the law sets for this purpose.

33.2.	Shareholders have no right of review of Company documents or any Company document, unless such right has been granted to them under the law or in these Articles, or if the Board of Directors authorized them to review Company documents.

33.3.	Subject to the provisions of any applicable law, the Company will keep any book, register, or ledger the law or these Articles require it to keep, using the means, technical and otherwise, the Board of Directors chooses.

34.	Internal Auditor

34.1.	The Board of Directors will appoint the Company’s Internal Auditor, in accordance with the Audit Committee’s proposal.

34.2.	The Internal Auditor will be accountable to the Chairperson of the Board of Directors, unless the Board of Directors decides otherwise.

34.3.	The Internal Auditor will submit the annual work plan proposals to the Board of Directors or to the Audit Committee for approval, as the Board of Directors will determine.

35.	Auditor

35.1.	The Auditor or Auditors will be appointed in each annual meeting, and will serve as such until the end of the following annual meeting.

35.2.	Once the Auditor is appointed, the Board of Directors will set their fees for auditing, at the Board of Directors’ discretion, after hearing the Audit Committee’s recommendations, to be submitted to the Board of Directors a reasonable time in advance.

35.3.	The Board of Directors will set the Auditor’s fees for other services to the Company, along with the auditing services, at its discretion, after hearing the Audit Committee’s recommendations.

36.	Notices

36.1.	Notices and documents will be submitted to the shareholders and to any nominee company, according to the Companies Law or the provisions of these Articles in one of the ways mentioned below in this Article 36.

36.2.	Notices of the general meeting will be made as stated in Article 19.11 of these Articles.

36.3.	Without detracting from the foregoing, the Company may deliver notices or documents to shareholders by hand delivery or by fax or by mail or by email; mail will be delivered at the shareholder’s address according to the Register, and if there is no such address, according to the mailing address they gave the Company for receiving notices. Any notice sent by fax will be sent to the shareholder according to the fax number they give the Company. Any notice sent by email will be sent to the shareholder at the email address they give the Company.

36.4.	Any notice or document that are hand-delivered to a shareholder will be considered to have been delivered upon delivery.

36.5.	Any notice or document sent by mail will be considered to have been duly delivered if they are delivered at the post office bearing the right address, and duly stamped. Delivery will be considered to have been made three days after the date the letter containing such a notice is posted.

36.6.	A notice sent by fax or email will be considered to have been made 24 hours after being sent.

36.7.	Without detracting from the foregoing, the Company may give shareholders notice by publishing the notice on the Company website once, or in at least two Hebrew daily newspaper with a wide circulation. This publication may be made in addition to or instead of giving notice, as stated in Articles 36.6 and 36.7. The date of publication on the website or on the newspaper will be considered the date the shareholders received the notice.

36.8.	The Company may give notice of delivery of a document at the Office or elsewhere, as the Board of Directors determines, or otherwise, including using the Internet.

36.9.	The Company may submit notices or documents to the joint shareholders by sending them to the shareholder listed first in the Shareholder Register, with regard to the relevant share.

36.10.	Any Person who becomes legally entitled to a share under the law, by a transfer, or otherwise, is bound by any notice on that share that is made lawfully to the Person from whom their right to the share follows before their details are entered into the Register.

36.11.	Any document or notice made to a Company shareholder according to the provisions of these Articles will be considered to have been duly delivered despite that shareholder’s death, bankruptcy, or dissolution, or the assignment of the right to the Shares under the law (regardless of the Company’s knowledge of this or lack thereof), as long as no other party is registered as the shareholder in their place, and as such a delivery or submission are considered adequate, for all intents and purposes, for any Person who has a stake in these Shares or who is entitled to them pursuant to the assignment of the right under the law, jointly with such a shareholder, or in their place.

36.12.	Subject to the provisions of any applicable law, any shareholder, director, or other Person who has a right to receive notice pursuant to these Articles or the Companies Law, may waive the notice in advance or in retrospect, for a particular case or in general, and once they have done so, they will be considered to have been duly notified, and any proceeding or action of which notice ought to have been made will be considered valid and effective.

36.13.	A written confirmation, signed by a Company director or by the Secretary, that a document has been sent or that notice has been made in any of the methods set forth in these Articles is considered conclusive proof of its content.

36.14.	If notice must be made several days in advance, or if a notice is in effect for a particular period, the date of submission will count among the days or as part of that period, unless stated otherwise. If notice has been made in one of the above methods, it will be considered to have been at the earliest possible day in which it can be considered to have been made, as stated above.

36.15.	An accidental failure to give a shareholder notice of a meeting, or a shareholder’s failure to receive such a notice, will not detract from the validity of any resolution made at such a meeting.

37.	Merger

A merger according to Chapter One of Part Eight of the Companies Law will be approved by a Majority at the General Meeting or class meeting, as applicable, subject to the provisions of any applicable law.

38.	Dissolution

Subject to the provisions of any applicable law, the liquidator may distributed the surplus assets between shareholders, in a voluntary dissolution or otherwise, at the general meeting’s decision by an ordinary majority of votes, in kind, in whole or in part, and at the general meeting’s decision by an ordinary majority of votes, the liquidator may also deposit any part of the surplus assets with trustees, who will hold in trust for the benefit of shareholders, as the liquidator will consider desirable. To distribute the surplus assets in kind, the liquidator may establish the proper value of the distributable assets.

39.	Miscellaneous

39.1.	Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another Entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

39.2.	Fees. The Company may pay a fee (including underwriting fees) to any Person in consideration for underwriting, marketing, or distributing Company securities, with or without condition, as the Board of Directors may determine. Payments according to this section may be paid in cash or in Company securities, or any combination of the above.

39.3.	No preemptive. The Company’s shareholders will not have a preemptive, a preferred right, or any other right to buy Company securities. At the Board of Directors’ exclusive discretion, it may offer Company securities to its current shareholders, or some of them, first.

40.	Amendment. Any amendment of these Articles shall require, in addition to the approval of the General Meeting of shareholders in accordance with these Articles, also the approval of the Board of Directors with the affirmative vote of a majority of the then serving directors.

41.	Forum for Adjudication of Disputes.

41.1.	Unless the Company consents In Writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law, shall be the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any Person or Entity purchasing or otherwise acquiring any interest in Shares shall be deemed to have notice of and consented to the provisions of this Article.

41.2.	Without prejudice to the above, unless the Company consents In Writing to the selection of an alternative forum, the federal district courts of the United States of America in the New York District shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 or arising under the Securities Exchange Act of 1934, as amended. Any Person or Entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article 40.